FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of February, 2021 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - December 2020 Earnings presentation

All. Together. Now. 2020 Earnings Presentation 3 February 2021

2 Important information Non-IFRS and alternative performance measures This presentation contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2019. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2019 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on 6 March 2020, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) Q4 2020 Financial Report, published as Inside Information on 3 February 2021. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this presentation, are non- IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Santander advises that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this presentation, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this presentation, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the COVID-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire group or significant subsidiaries.

3 Important information Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise. No offer The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements about historical performance or accretion must not be construed to indicate that future performance, share price or future (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this presentation should be taken a profit forecast. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

4 3 Medium term outlook and key takeaways 1 Performance in 2020 and areas review 2 Progress on transformation in 2020 and next steps Index

5 ProfitabilityGrowth Strength 22.8mn (+6%) Loyal customers Customer revenues €42bn (0%1) 12.34% (+69 bps) CET12 1.28% (+28 bps) Cost of credit3 47% (-3 bps) Efficiency ratio Net operating income €23.6bn (+2%1) 2020 (vs. 2019) Fully-paid capital distribution of new shares equivalent to €0.10 per share in 2020, as well as a €2.75 cents per share to be paid in cash as shareholder remuneration against year 20204 (1) Changes in constant euros (2) Data applying the IFRS 9 transitional arrangements (3) Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months (4) The Board of directors’ intention is for the final remuneration against year 2020 to be the indicated amount, which is the maximum under the limits set in the latest ECB recommendation (2020/63 of 15 December) Our business model and discipline in capital allocation delivered strong operating performance, resulting in a 7.4% underlying RoTE

6 EUR mn 2020 2019 % change Euros Constant Euros Net interest income 31,994 35,283 -9 1 Net fee income 10,015 11,779 -15 -5 Customer revenue 42,009 47,062 -11 0 Trading and other income 2,591 2,432 7 9 Total income 44,600 49,494 -10 0 Operating expenses -20,967 -23,280 -10 -2 Net operating income 23,633 26,214 -10 2 Net loan-loss provisions -12,173 -9,321 31 47 Other results -1,786 -1,964 -9 2 Underlying PBT 9,674 14,929 -35 -26 Underlying attributable profit 5,081 8,252 -38 -29 Net capital gains and provisions -13,852 -1,737 - - Attributable profit -8,771 6,515 - - In a challenging 2020, we delivered +2%1 YoY net operating income and €5bn underlying profit (1) Changes in constant euros

7 2020 (vs. 2019) Contribution to Group’s underlying profit1 YoY changes in constant euros Global Businesses included in Europe, North America, and South America. Digital Consumer Bank included in Europe’s perimeter. (1) Underlying profit contribution excludes Corporate Centre (€-1,844mn) and Santander Global Platform. South America’s weight includes Uruguay & Andean Region (€203mn) (2) Proforma Europe Net operating income (EUR mn) 9,379 -5% Customer loans (EUR bn) 658 +4% Loyal customers (mn) 10.0 +1% South America 9,533 +5% 119 +15% 8.6 +9% 6,379 +1% North America 121 +2% 3.9 +13% Our geographical and business diversification continues to add value G lo b a l B u si n e ss e s SCIB WM&I 3,328 +30% 1,229 +6% 113 +9% 370 +0% AUMs Digital Consumer Bank2 116 +1% 2,834 +1% 37% 21% 42% 26% 12% 46% SCIB WM&I Retail Banking16% Digital Consumer Bank

8 >€100mn in aid €56mn for essential health equipment and materials €19mn to support vulnerable communities €30mn through Santander Universities CommunitiesCustomers c.6mn customers supported during Covid19 c.€175bn in new loans >€1bn per day in new lending for SMEs and Corporates c.80% expired moratoria €45bn liquidity government measure mobilisation >100k employees working from home MiVuelta app for contact tracing and health monitoring >70k tests performed Employees We have worked hard to mitigate the impact of the crisis…

… further embedding ESG to build a more responsible bank

Environmental: supporting the green transition

Helping customers go green

€32.6bn Green Finance since 2019

€6.9bn AUM Social Responsible Investment

Going green ourselves

€1bn Green Bond issued (2nd since 2019)

Carbon Neutral in own our operations

Aligning to Paris targets

1st CCCA[3] report

1st TCFD[4] report

Social: building a more inclusive society

Talented & diverse team

Top 10[1] in **6** geographies

23.7% women in leadership positions

Financially empowering people

4.5mn people[2] since 2019

€469mn credit to microentrepreneurs in 2020

Supporting society

3.8mn people helped since 2019

200k scholarships granted since 2019

Governance: doing business the right way

A strong culture

Simple, Personal, Fair

86% employees proud to work in Santander

Taking ESG criteria into account when determining **remuneration**

An independent, diverse Board

+60% Independent directors

40% women on Group Board

Governance embedded to deliver on **ESG**

(1) Top 10 company to work for
(2) People financially empowered through Santander initiatives
(3) Collective Commitment to Climate Action
(4) Task Force on Financial Climate Disclosure
Note: Unaudited data

Santander

9

10 Group review

11 2020 showed resilient revenue and net operating income1… Growth 1,686 1,798 1,886 1,837 248 1,524 1,802 1,508 Q1'19 Q2 Q3 Q4 Q1'20 Q2 Q3 Q4 Constant EUR mn Underlying attributable profit Q4 includes DGF & Bank Levy (€250 mn after tax) Attributable profit (Constant EUR mn) 1,498 1,095 280 2,377 203 -11,136 1,796 366 2020 Net interest income 31,994 1% Net fee income 10,015 -5% Customer revenue 42,009 0% Trading and other income2 2,591 9% Total income 44,600 0% Operating expenses -20,967 -2% Net operating income 23,633 2% Loan-loss provisions -12,173 47% Other results -1,786 2% Underlying PBT 9,674 -26% Underlying attributable profit 5,081 -29% Net capital gains and provisions -13,852 - Attributable profit -8,771 - Vs. 2019P&L1 1) EUR mn and % change in constant euros 2) “Other income” includes, income from the equity accounted method, dividends and other operating results. Contribution to the SRF recorded in Q2’19 and Q2’20. Contribution to the DGF in Spain recorded in Q4’19 and Q4’20.

12 … while investing to improve our operating model and productivity Note: Data in EUR mn (1) Poland, Portugal, SCF, SCIB branches and digital FY2020 Restructuring costs -1,114 Others -138 Group total -13,852 → Other -1,146 Restructuring costs -1,039 (Spain -700, the UK -121, Others1 -218) Others -107 Goodwill impairment -10,100 UK -6,101 US -2,330 Poland -1,192 SCF (Nordics and others) -477 Deferred tax assets -2,500 Other -1,252 Of which allocated in Q4:

13 Top line showed strong signs of recovery in the last two quarters Growth Constant EUR mn Net operating income 5,226 5,306 5,345 5,509 5,249 5,061 5,212 5,444 Q1'19 Q2 Q3 Q4 Q1'20 Q2 Q3 Q4 Net interest income Net fee income Costs Constant EUR mn. Changes vs. Q3’20 Revenues and costs 457 465 695 756 466 679 907 538 Other revenue1 +4% +3% -41% +4% 5,495 5,682 5,989 5,900 5,724 5,615 6,240 6,054 Q1'19 Q2 Q3 Q4 Q1'20 Q2 Q3 Q4 +3% vs.Q4’19 -3% vs.Q3’20 Q4 includes DGF (€240 mn before tax) (1) Other revenue includes gains/losses on financial transactions, income from the equity accounted method, dividends and other operating results. Contribution to the SRF recorded in Q2’19 and Q2’20. Contribution to the DGF in Spain recorded in Q4’19 and Q4’20. 2,569 2,585 2,668 2,666 2,646 2,299 2,502 2,568 7,695 7,938 7,971 7,986 7,860 7,698 8,043 8,392

14 NII and fees continued to recover in Q4… NII increased from higher lending and deposits volumes NII evolution Constant EUR mn 31,994 -1,240 -516 31,590 +1,902 +257 2019 Volumes Rates Regulatory impacts Other 2020 Retail Banking WM&I 2020 vs. 2019 54% 31% 15% SCIB Net fee income - breakdown by Global Business -11% 0% +12% Recovery in the quarter supported by acquiring, WM&I and SCIB Q4’20 vs. Q3’20 0% +5% +6% (1) WM&I considering total fees generated by insurance and asset management, including those transferred to the commercial network (Retail Banking) As % of total Group1 Total Group -5% +3% +2% vs. 2019 Growth

15 … and efficiency gains exceeded 2020 target Profitability Increasing productivity in most markets (1) Excluding Argentina, otherwise +4.0% (2) Proforma Europe South America1 North America -5.8% 1.5% -1.7% -10% -5% -6% -5% +5% +1% 0% Group -2.0% -2% -6% Digital Consumer Bank2 -0.4% Costs % change YoY in constant EUR

16 Cost of credit in line with guidance, with improved coverage Strength Loan-loss provisions Constant EUR bn +47% YoY 12.2 3.6 3.1 2.7 2.8 Q1'20 Q2 Q3 Q4 2020 Credit quality indicators Dec-19 Cost of credit1 1.00% 1.28% NPL ratio 3.32% 3.21% Coverage ratio 68% 76% Dec-20 Note: Exposure and coverage ratio by stage in appendix, page 73 Loan-loss reserves (Constant EUR) 20.4bn 24.3bn (1) Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months

17 19 4 1 14 2 1 0 2 1 1 Total SMEs & Corporates Consumer Mortgages Europe South America North America 79% of moratoria have already expired with 3% in stage 3. 78% of the €23bn active moratoria are secured Strength Note: Data aligned with EBA disclosure template Active moratoria by segment Active moratoria as of 31 December 20, EUR bn 6 (o/w €2.2bn is secured) Total moratoria by segment Total moratoria as of 31 December 20, EUR bn Total moratoria o/w: expired Expired Stage 1 Stage 2 Stage 3 Mortgages 70 55 47.8 6.2 1.1 Consumer 20 18 13.5 2.9 1.2 SMEs & Corporates 22 16 11.6 3.8 0.4 Total 112 89 72.9 12.9 2.7 Portugal (€9bn), Spain (€7bn), the UK (€3bn) Robust performance of the already expired moratoria with only 3% in stage 3 15 2 23

18 Group CET1 rose 69 bps YoY, exceeding our 11%-12% target Strength CET1 ratio evolution 12.34 -0.43 -0.14 -0.09 11.65 +1.04 +0.02 +0.29 Dec-19 Organic generation Regulatory & Models One-offs & corp transactions Markets & others No complementary dividend 2019 Dividend accrual 2020 Dec-20 +69 bps

19 Business areas review

20 EUROPE KEY DATA 2020% 2019 Loyal / active customers (%) 36 +1 pp Digital customers (mn) 15.2 +10% NPL ratio (%) 3.15 -10 bps Cost of credit (%) 0.62 +34 bps Efficiency ratio (%) 52.4 -21 bps Underlying RoTE (%) 5.5 -4.5 pp P&L* Q4'20 % Q3'20 2020% 2019 NII 3,710 4.6 14,046 0.0 Net fee income 1,162 0.1 4,737 -9.4 Total income 4,987 -3.1 19,693 -5.4 Operating expenses -2,534 -0.3 -10,314 -5.8 Net operating income 2,453 -5.9 9,379 -4.8 LLPs -1,131 18.3 -4,299 136.3 Underlying PBT 959 -34.1 4,167 -42.7 Underlying att. profit 634 -32.8 2,656 -45.0 (*) EUR mn and % change in constant euros Accelerating transformation to deliver superior growth under a more efficient operating model Loans up YoY with broad-based growth, mainly in Spain (ICO), the UK (mortgages and corporates) and SCIB Profit down YoY due to higher LLPs but resilient customer revenue and strong cost control supporting recovery Strong new business recovery in H2, well above European market trends, driven by robust NII and cost savings FY20 affected by interest rate cuts, DGF contribution, regulatory charges and LLPs. Q4 net operating income increase SCF

21 Spain VOLUMES1 Customer loans (EUR bn) Customer deposits (EUR bn) KEY DATA 2020% 2019 Loyal / active customers (%) 34 +2 pp Digital customers (mn) 5.2 +11% NPL ratio (%) 6.23 -71 bps Cost of credit (%) 1.01 +58 bps Efficiency ratio (%) 53.2 -38 bps Underlying RoTE (%) 3.3 -7.2 pp P&L* Q4'20 % Q3'20 2020% 2019 NII 1,067 3.2 3,957 1.0 Net fee income 573 2.0 2,314 -6.7 Total income 1,632 -9.3 6,782 -9.6 Operating expenses -873 -2.2 -3,607 -10.3 Net operating income 759 -16.4 3,175 -8.9 LLPs -611 36.1 -2,001 133.7 Underlying PBT 20 -94.4 715 -67.1 Underlying att. profit 20 -91.9 517 -67.4 (*) EUR mn 191 192 204 199 201 D-19 M-20 J S D 240 235 248 250 251 D-19 M-20 J S D Loan growth (+5% YoY) mainly in SMEs and Corporates Our digital channels were redesigned to meet customers’ needs, improving customer experience and NPS position Q4 NII and fee income improvement, with reinforced provisions coverage. DGF impact FY20 profit impacted by lower non-customer revenue and higher LLPs partially offset by strong cost reduction (-10%) (1) Customer loans excluding reverse repos. Customer deposits excluding repos Europe main markets

22 UK Europe main markets VOLUMES1 Volume growth based on strong new mortgage lending (GBP+4 bn YoY) and business banking government schemes Recovery picked up in Q4 reflected in revenue growth (liability repricing), cost control and lower LLPs FY20 profit down due to regulatory changes (overdrafts) and covid-19-related provisions, partially offset by NII and lower costs. Maintaining low cost of credit KEY DATA 2020% 2019 Loyal / active customers (%) 31 -1 pp Digital customers (mn) 6.3 +8% NPL ratio (%) 1.21 +20 bps Cost of credit (%) 0.28 +18 bps Efficiency ratio (%) 60.9 +91 bps Underlying RoTE (%) 3.9 -3.4 pp P&L* Q4'20 % Q3'20 2020% 2019 NII 1,063 8.7 3,808 1.9 Net fee income 99 -16.1 506 -40.8 Total income 1,146 2.4 4,339 -7.0 Operating expenses -626 -3.3 -2,642 -5.6 Net operating income 519 10.2 1,697 -9.1 LLPs -114 -39.0 -733 194.0 Underlying PBT 253 3.6 697 -51.4 Underlying att. profit 212 18.5 530 -50.2 (*) EUR mn and % change in constant euros 236 240 241 241 242 D-19 M-20 J S D 200 201 208 211 215 D-19 M-20 J S D Customer loans (EUR bn) Customer deposits (EUR bn) (1) Constant euros. Customer loans excluding reverse repos. Customer deposits excluding repos

NORTH AMERICA

KEY DATA	2020	% 2019
Loyal / active customers (%)	36	+6 pp
Digital customers (mn)	6.0	+16%
NPL ratio (%)	2.23	+3 bps
Cost of credit (%)	2.92	+16 bps
Efficiency ratio (%)	42.1	-75 bps
Underlying RoTE (%)[1]	10.7	-2.3 pp

P&L*	Q4'20	% Q3'20	2020	% 2019
NII	2,055	-1.5	8,469	0.2
Net fee income	394	-4.3	1,661	-0.1
Total income	2,691	0.0	11,011	0.1
Operating expenses	-1,194	8.0	-4,631	-1.7
Net operating income	1,498	**-5.6**	6,379	**1.5**
LLPs	-773	-1.2	-3,916	11.8
Underlying PBT	668	**-14.4**	2,332	**-9.7**
Underlying att. profit	**431**	**-3.7**	**1,492**	**-3.3**

(*) EUR mn and % change in constant euros

Increasing coordination and cooperation between Mexico and the US, e.g. joint technology programmes

Continued development of the USMX trade corridor (revenues: SCIB +29%; Commercial +30%)

FY20 net operating income increased with **efficiency improvement,** whilst **profit** affected by LLP increase

YoY growth, both in loans and customer funds, supported by corporate demand, consumer auto and incentive programmes

FY20 resilient NII, cost reduction and lower minority interest expense (SC USA share repurchase). **Underlying profit of €731mn, up 3.8%.** USA delivers in 2020 an **adjusted RoTE of 8.4%**

FY20 net operating income up due to revenue improvement. Profit impacted by greater LLPs. **RoTE remained high** at 14%

Santander

(1) Underlying RoTE adjusted for excess capital. Otherwise North America 7% and USA 5%

23

24 SOUTH AMERICA KEY DATA 2020% 2019 Loyal / active customers (%) 27 +0 pp Digital customers (mn) 20.2 +17% NPL ratio (%) 4.39 -47 bps Cost of credit (%) 3.32 +40 bps Efficiency ratio (%) 35.8 -34 bps Underlying RoTE (%) 18.1 -2.5 pp P&L* Q4'20 % Q3'20 2020% 2019 NII 2,566 7.1 10,723 4.6 Net fee income 878 8.2 3,566 -2.1 Total income 3,514 4.9 14,845 4.7 Operating expenses -1,314 10.9 -5,312 4.0 Net operating income 2,201 1.6 9,533 5.1 LLPs -702 -7.8 -3,923 35.1 Underlying PBT 1,444 8.0 5,291 -5.8 Underlying att. profit 808 13.8 2,927 -4.1 (*) EUR mn and % change in constant euros The region remains a growth engine, focused on being a more connected region, capturing business opportunities. RoTE remained high: 18% Double-digit growth in loans and deposits, with volumes and transactionality gradual recovery in H2 Net operating income growth backed by higher NII and efficiency improvement. Strong Q4 Reached #1 in NPS and record growth in current accounts. FY20 net operating income driven by higher NII. Strong Q4 Strong volume and profit growth in the four countries boosted by higher revenue and efficiency improvement

25 Brazil South America main market (1) Constant euros. Customer loans excluding reverse repos. Customer deposits excluding repos VOLUMES1 KEY DATA 2020% 2019 Loyal / active customers (%) 23 +1 pp Digital customers (mn) 15.6 +16% NPL ratio (%) 4.59 -73 bps Cost of credit (%) 4.35 +42 bps Efficiency ratio (%) 32.6 -42 bps Underlying RoTE (%) 19.2 -2.0 pp P&L* Q4'20 % Q3'20 2020% 2019 NII 1,786 3.4 7,625 -0.2 Net fee income 677 3.8 2,824 -2.0 Total income 2,544 2.3 10,866 2.7 Operating expenses -897 12.5 -3,541 1.4 Net operating income 1,648 -2.4 7,325 3.3 LLPs -540 -4.4 -3,018 31.1 Underlying PBT 1,072 1.2 4,045 -4.9 Underlying att. profit 568 5.8 2,113 -5.2 (*) EUR mn and % change in constant euros 57 62 63 65 67 D-19 M-20 J S D 44 49 57 61 62 D-19 M-20 J S D Expansion of core business and growth in new businesses drove double-digit YoY volume increase, with controlled cost of credit Q4 profit growth boosted by higher customer revenue and lower LLPs. Costs impacted by salary agreement and IT FY20 net operating income increase driven by resilient revenue and efficiency improvement. RoTE remained high at 19% Customer loans (EUR bn) Customer deposits (EUR bn)

26 GLOBAL BUSINESSES Underlying RoRWA 1.86% (+6 bps YoY) Efficiency 38.3% (-5.3 pp YoY) Increased activity, improving efficiency ratio and profitability FY20 profit was 23% higher, backed by double-digit growth in all core businesses Corporate & Investment Banking Wealth Management & Insurance FY20 profit increase: sound revenues and flat costs. Q3 and Q4 reflected the gradual recovery in activity Private Banking fees rose 9%, SAM1 AuMs increased 1% and Insurance protection non-related fees up 9% YoY P&L* Q4'20 % Q3'20 2020% 2019 NII 113 9.7 454 -15.3 Net fee income 306 6.4 1,194 6.5 Total income 568 14.7 2,135 3.3 Operating expenses -227 6.3 -906 -0.4 Net operating income 341 21.1 1,229 6.2 LLPs -6 -40.9 -28 -- PBT 342 27.3 1,199 2.6 Underlying att. profit 246 26.6 868 2.3 (*) EUR mn and % cha ge in constant uro P&L* Q4'20 % Q3'20 2020% 2019 NII 113 9.7 454 -15.3 Net fee income 306 6.4 1,194 6.5 Total income 568 14 2,135 3 Operating exp nses -227 3 -906 -0 4 Ne operating income 341 21.1 1 229 6.2 LLPs -6 -40 9 -28 -- PBT 2 7 3 19 2 6 Underlying att. profit 24 26.6 86 2.3 (*) EUR mn and % change in constant euros P&L* Q4'20 % Q3'20 2020% 2019 NII 113 9.7 454 -15.3 Net fee income 306 6.4 1,194 6.5 Total income 568 14.7 2,135 3.3 Operating expenses -227 6.3 -906 -0.4 Net operating income 341 21.1 1,229 6.2 LLPs -6 -40.9 -28 -- PBT 342 27.3 1,199 2.6 Underlying att. profit 246 26.6 868 2.3 (*) EUR mn and % change in constant euros P&L* Q4'20 % Q3'20 2020% 2019 NII 113 9.7 454 -15.3 Net fee income 306 6.4 1,194 6.5 Total income 568 14.7 2,135 3.3 Operating expenses -227 6.3 -906 -0.4 Net operating income 341 21.1 1,229 6.2 LLPs -6 -40.9 -28 -- PBT 342 27.3 1,199 2.6 Underlying att. profit 246 26.6 868 2.3 (*) EUR mn and % change in constant euros Total contribution to Group’s profit €2,145mn AUMs €370bn (+4% QoQ) (0% YoY) Total fees 31% of total Group €3,108mn P&L* Q4'20 % Q3'20 2020% 2019 Total income 1,274 -6.6 5,397 15.1 Net operating income 744 -14.3 3,328 29.8 Underlying att. profit 330 -37.3 1,823 22.7 (*) EUR mn and % change in constant euros Total fees €1,550mn 15% of total Group (1) Santander Asset Management

27 3 Medium term outlook and key takeaways 1 Performance in 2020 and areas review 2 Progress on transformation in 2020 and next steps Index

28 Our purpose To help people and businesses prosper Our aim To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities Our how Everything we do should be Simple, Personal and Fair We have laid the foundations for the Santander of Tomorrow

29(1) 2013 Statutory attributable profit to the Group re-expressed as reported in the 2014 financial report. (2) FL CET1 (€bn) accumulated since the end of 2013; 2019 including January 2015 ABB (€7.5bn) €4.2 €8.3 Underlying attributable profit to the Group, (bn) +€4.1 20192013 Change (%) 7.7% 11.8%Underlying RoTE, (%) (bn) 1 +98% +4.1 p.p. Our strategy and model transformation has doubled profits and improved RoTE, with a €29 2 bn higher capital base, a c.70% increase

30 We will continue to allocate capital to higher growth opportunities Disciplined capital allocation High RoRWA organic growth Primarily in Americas Fee income businesses SCIB, Wealth Management, Payments Software Santander of Tomorrow One Santander, PagoNxt and Digital Consumer Bank 321 EPS + TNAVps growth Dividend growth (40%-50%1 cash payout) (1) The board’s intention is to restore in the mid-term a payout of 40-50% of the underlying profit. With respect to the remuneration against 2021 results, the intention is, in line with the announcement made in April 2020, to maintain the suspension of the dividend policy while the ECB 2020/63 recommendation of December 15th applies.

31 Reinvesting for profitable growth High RoRWA organic growth Primarily in the Americas Fee income businesses SCIB, Wealth Management, Payments Software 2 1 SCIB WM&I South America North America 2020 underlying RoRWA (Dif. vs Group avg.) RWAs as % of total Group 18% 2% 20% 18% 1.86% +80bps 7.52% +646bps 2.83% +177bps 1.60% +54bps c.40% of our capital delivered double digit underlying RoTE despite current challenges 14% 1.40% +34bps Digital Consumer Bank DCB

32 ONE SANTANDER New operating model leveraging our global scale to deliver a better customer experience, supported by common culture and higher degrees of commonality, technology being one 1 3 DIGITAL CONSUMER BANK Openbank and SCF driving profitable growth in Europe and new markets 2 PAGONXTOur Group technology “backbone” solutions with payments at the core c 1 2 3 Building on our technology to strengthen our customers’ loyalty and access new fee-based revenue pools 3 The Santander of Tomorrow – 3 priorities for profitable growth

33 Improving our customer service… Simplify mass market value proposition Medium term goal: Top 3 NPS in 9 countries New distribution model … strengthening our relationship with customers… Medium term goal: Digital sales/total >50% Shared processes and best-in-class technology Medium term goal: Efficiency ratio c.40% … by creating a common operating model One Santander 1 2 3One Santander: creating a better bank for our customers with a new operating model…

… will deliver customer growth and higher productivity

One Santander

		Medium-term goals
Europe[1]	• Focus on **capital-efficient growth** opportunities • Leverage **PagoNxt** global solutions with particular focus on SMEs and merchants • Re-invent (Work-Cafés) our **branch network,** expand **Santander Personal,** deploy **common mobile app**	**Underlying RoTE:** 10-12% **Efficiency ratio:** c.45%
North America	• Expand **collaboration** to Commercial Banking, Auto and other retail segments • Build **shared services**	**Underlying RoTE**[2]**:** 11-13% **Efficiency ratio:** c.40%
South America	• Expand **Getnet** and **Superdigital** • Common operating model for **Consumer Finance** • Focus on **revenue growth** opportunities (e.g. Agrobusiness)	**Underlying RoTE:** 19-21% **Efficiency ratio:** c.35%

(1) Excluding SCF+Openbank, which would have an efficiency ratio of c.39% and a RoTE of 13%-15%. Europe, including SCF+Openbank, would have an efficiency ratio of c.43% and a RoTE of 12%-13%.
(2) Adjusted RoTE for excess capital in the US

Santander

34

35(1) As of 2019 PagoNxt 1 32PagoNxt is our global payments company providing services to SME/ Merchant and Consumers, leveraging our scale and technology Payments is a sizeable and fast growth market… … in which Santander already has significant scale +3% Annual growth international trade €350bn International trade revenue pool1 +11% €80bn Merchant acquiring global revenue pool Expected annual growth in e-commerce International Trade Active Merchant business customers >1.1mn Active credit and Debit cards c.60mn Group SME customers >4mn Group SME customers trading int. >200k Merchant Acquiring

36 PagoNxt 1 32 Merchant Solutions Trade Solutions Merchant Spain We have already onboarded c.300k customers We have made significant investments in 4 key assets which strengthen our trade offering ‘1 8 -’ 2 0 g ro w th Active customers Market share +88% From 69k to 130k +76% From 506k to 891k +40% From 12% to 17% +25% From 12% to 15% E-commerce market share 22% 9% Accelerating with Wirecard assets PagoNxt offers SMEs cutting-edge digital Merchant and Trade solutions PagoNxt will help Santander banks deliver payment solutions seamless, faster and better value

Our Digital Consumer Bank: building on a strong foundation

Digital Consumer Bank

A Openbank

Global consumer financing business serving **offline and e-commerce merchants**

>55k Merchant POS

c.€20bn Loans

Largest **full-service global digital bank** in the world

1.2mn Customers

c.€10bn Deposits

+

B Santander Auto

Auto loan and leasing business serving **OEMs and dealers**

>75k Dealer & OEM POS

c.€85bn Loans

6mn new consumers/yr in 15 markets

Low-cost funding for loan growth

C Digital Banking APIs (SaaS model)

Openbank technology and data capabilities grow revenues by adding services and improving productivity

Santander 37

38 Digital Consumer Bank 1 32 (1) Underlying Great potential… … to build a new paradigm… … and deliver strong financial results Active customers c.18mn Avg. products per customer 4.5  Common apps, data and systems infrastructure across regions  Single streamlined operating model across auto, consumer lending and retail in 15+ countries  Simplified license and common compliance model  New auto, consumer lending and retail banking country launches 39% Efficiency ratio Medium-term goals c.15% Underlying RoTE Our ambition: to grow revenues and x2 PAT1 in the medium term and build the most innovative consumer lending business in Europe

39 Already working Being developed Online Checkout Merchants Digital Banking API’s Openbank Current Accounts +Simpler Products Data & Growth Digital Consumers Merchants offering SAN solutions to consumers… … who can become customers of the bank More merchants offering our services (through APIs) Development of new services from having better customer data Our Digital Consumer Bank: flywheel powers growth Digital Consumer Bank 1 32

40 3 Medium term outlook and key takeaways 1 Performance in 2020 and areas review 2 Progress on transformation in 2020 and next steps Index

41 Underlying RoTE 13-15% 11-12% CET1 40-50% cash dividend pay-out (underlying profit)3 Our 2021 goals… Reiterate our medium-term goals and a goal of 9-10% RoTE4 for 2021 … allow us to reiterate our medium-term goals2 (1) Constant euros (2) April 2019 Investor Day (3) The board’s intention is to restore in the mid-term a payout of 40-50% of the underlying profit. With respect to the remuneration against 2021 results, the intention is, in line with the announcement made in April 2020, to maintain the suspension of the dividend policy while the ECB 2020/63 recommendation of December 15th applies. (4) Underlying RoTE Note: Based on IMF World Economic outlook reports (January 2021) and OECD Economic outlook (December 2020) … and the medium-term impact of the new model… Best-in-class NPS Mid-single digit revenue growth1 Cost income ratio <47% Cost of credit <1.28% Underlying ROTE 9%-10%

Clear strategic priorities and plan for growth in EPS + TNAVps

Our resilient business model delivered sound results in 2020

- **€5bn underlying profit and resilient net operating income** (+2% YoY) while growing loyal (+6%) and digital customers (+15%)
- **Robust credit quality** with cost of credit at 1.28%
- **Strong organic capital generation,** with 12.34%[1] Group CET1

Our capital allocation will drive growth, with three strategic priorities:

- **One Santander** - in Europe, **10-12% RoTE** and **45% efficiency ratio** in the medium term
- **PagoNxt** - building off existing assets (Getnet, Wirecard in Europe). **Getnet Brazil listing expected** in 2021[2]
- **Digital Consumer Bank** - **2x PAT** medium-term goal

Santander

(1) Data applying the IFRS 9 transitional arrangements
(2) Subject to necessary approvals

42

Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be: Thank You.

44 Appendix

45 Other countries. Detail Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary Appendix

46 SCFSCF Europe main markets VOLUMES1 KEY DATA 2020% 2019 Active customers (mn) 17.6 -9% NPL ratio (%) 2.36 +6 bps Cost of credit (%) 0.88 +40 bps Efficiency ratio (%) 42.3 -99 bps Underlying RoTE (%) 12.5 -2.7 pp P&L* Q4'20 % Q3'20 2020% 2019 NII 961 1.8 3,832 1.2 Net fee income 199 -2.8 750 -8.4 Total income 1,223 2.4 4,685 0.9 Operating expenses -515 6.6 -1,981 -1.5 Net operating income 708 -0.4 2,703 2.8 LLPs -186 -11.6 -899 92.3 Underlying PBT 532 9.0 1,869 -14.4 Underlying att. profit 324 14.2 1,085 -15.9 (*) EUR mn and % change in constant euros 104 104 102 102 104 D-19 M-20 J S D 39 39 38 39 39 D-19 M-20 J S D Strong new business recovery in the second half of the year, above European market trends, is reflected in Q4 performance FY20 net operating income up driven by robust NII and cost savings initiatives FY20 underlying profit heavily impacted by higher covid-19 related provisions, although high profitability maintained Customer loans (EUR bn) Customer deposits (EUR bn) (1) Constant euros. Customer loans excluding reverse repos. Customer deposits excluding repos

47 Portugal Europe other markets KEY DATA 2020% 2019 Loyal / active customers (%) 48 +2 pp Digital customers (k) 930 +20% NPL ratio (%) 3.89 -94 bps Cost of credit (%) 0.51 +53 bps Efficiency ratio (%) 45.5 +21 bps Underlying RoTE (%) 8.7 -4.1 pp P&L* Q4'20 % Q3'20 2020% 2019 NII 195 1.1 787 -8.1 Net fee income 103 9.1 388 -0.6 Total income 317 1.5 1,296 -5.7 Operating expenses -149 2.1 -590 -5.3 Net operating income 168 1.0 706 -6.1 LLPs -42 -11.4 -193 -- Underlying PBT 133 11.0 483 -35.5 Underlying att. profit 95 14.3 338 -35.5 (*) EUR mn VOLUMES1 36 37 38 39 39 D-19 M-20 J S D 39 39 40 40 40 D-19 M-20 J S D Focus on improving service quality, resulting in the best NPS in Portugal and strong growth in digital customers New lending market share at 25% in mortgages and at 18% in corporates FY20 profit decrease mainly due to covid-19 impacts on revenue and LLPs, partially offset by costs reduction (1) Customer loans excluding reverse repos. Customer deposits excluding repos Customer loans (EUR bn) Customer deposits (EUR bn)

48 Poland P&L* Q4'20 % Q3'20 2020% 2019 NII 243 0.2 1,037 -8.5 Net fee income 120 8.5 452 0.2 Total income 388 -0.2 1,524 -8.3 Operating expenses -154 -2.8 -629 -6.2 Net operating income 234 1.6 895 -9.7 LLPs -81 24.7 -330 57.3 Underlying PBT 66 -50.3 370 -43.9 Underlying att. profit 20 -69.2 162 -52.0 (*) EUR mn and % change in constant euros Europe other markets (1) Underlying RoTE adjusted for excess capital. Otherwise 5% (2) Constant euros. Customer loans excluding reverse repos. Customer deposits excluding repos VOLUMES2 KEY DATA 2020% 2019 Loyal / active customers (%) 55 +1 pp Digital customers (k) 2,756 +10% NPL ratio (%) 4.74 +43 bps Cost of credit (%) 1.10 +38 bps Efficiency ratio (%) 41.3 +91 bps Underlying RoTE (%) 9.5 -10.1 pp 29 30 29 29 29 D-19 M-20 J S D 31 32 33 34 35 D-19 M-20 J S D 1 Strong customer deposit growth, improving funding structure and costs Q4 improvement in customer revenue and costs, offset by lower trading gains and LLPs related to individuals FY20 profit down impacted by covid-19 LLPs, interest rate cuts (-140 bps), higher BFG contribution and regulatory charges Customer loans (EUR bn) Customer deposits (EUR bn)

USA

North America

KEY DATA	2020	% 2019
Loyal / active customers (%)	22	+3 pp
Digital customers (k)[1]	1,011	+6%
NPL ratio (%)	2.04	-16 bps
Cost of credit (%)	2.86	+1 bps
Efficiency ratio (%)	41.8	-151 bps
Underlying RoTE (%)[2]	8.4	-0.3 pp

P&L*	Q4'20	% Q3'20	2020	% 2019
NII	1,348	-2.2	5,645	-0.3
Net fee income	206	-3.2	889	-4.3
Total income	1,801	0.3	7,360	-1.4
Operating expenses	-772	8.5	-3,079	-4.8
Net operating income	**1,029**	**-5.1**	**4,281**	**1.2**
LLPs	-561	-0.6	-2,937	7.2
Underlying PBT	**431**	**-13.9**	**1,250**	**-3.2**
Underlying att. profit	**260**	**2.8**	**731**	**3.8**

(*) EUR mn and % change in constant euros

VOLUMES[3]

Customer loans
(EUR bn)


88
90
92
89
90
D-19
M-20
J
S
D

Customer deposits
(EUR bn)


57
65
70
66
66
D-19
M-20
J
S
D

YoY growth, **both in loans and customer funds**, supported by corporate demand, consumer auto and incentive programmes

Lower seasonal impact (auto), better lease performance and lower effective tax rates **boosted Q4**. Q4 expenses include upfront costs for optimization initiatives.

FY20 resilient NII, cost reduction and lower minority interest expense (SC USA share repurchase). **Underlying profit of EUR 731 mn, up 3.8%. RoTE[2] of 8.4%**

Santander

(1) Excluding Puerto Rico disposal impact. Considering it, 0% YoY
(2) Underlying RoTE adjusted for excess capital. Otherwise 5%
(3) Constant euros. Customer loans excluding reverse repos. Customer deposits excluding repos. In Q3, disposal of Puerto Rico impact of: EUR 2.2 bn in loans and EUR 3.5 bn in deposits

49

50 Mexico North America VOLUMES1 KEY DATA 2020% 2019 Loyal / active customers (%) 39 +6 pp Digital customers (mn) 5.0 +20% NPL ratio (%) 2.81 +62 bps Cost of credit (%) 3.03 +54 bps Efficiency ratio (%) 42.5 +72 bps Underlying RoTE (%) 14.4 -6.2 pp P&L* Q4'20 % Q3'20 2020% 2019 NII 707 0.1 2,825 1.2 Net fee income 188 -5.6 772 5.2 Total income 891 -0.7 3,651 3.2 Operating expenses -422 7.0 -1,552 5.0 Net operating income 469 -6.7 2,098 2.0 LLPs -212 -2.7 -979 28.3 Underlying PBT 238 -15.2 1,082 -16.2 Underlying att. profit 171 -12.3 762 -9.3 (*) EUR mn and % change in constant euros 30 33 32 32 30 D-19 M-20 J S D 26 31 30 29 30 D-19 M-20 J S D Customer loans (EUR bn) Customer deposits (EUR bn) (1) Constant euros. Customer loans excluding reverse repos. Customer deposits excluding repos Strong increase in loyal and digital customers, reflected in deposit growth (individuals). Corporate loans normalizing after picking up in the beginning of the crisis Q4 performance affected by increased costs (mainly IT). Resilient revenue and lower LLPs FY20 net operating income increased due to revenue improvement. Profit impacted by greater LLPs, though RoTE remained high at 14%

51 Chile South America other markets VOLUMES1 KEY DATA 2020% 2019 Loyal / active customers (%) 44 -2 pp Digital customers (k) 1,547 +24% NPL ratio (%) 4.79 +15 bps Cost of credit (%) 1.50 +42 bps Efficiency ratio (%) 39.8 -83 bps Underlying RoTE (%) 13.2 -4.9 pp 38 40 41 42 41 D-19 M-20 J S D 26 29 30 28 28 D-19 M-20 J S D P&L* Q4'20 % Q3'20 2020% 2019 NII 494 16.8 1,787 9.9 Net fee income 94 26.7 335 -5.0 Total income 594 10.8 2,263 2.4 Operating expenses -219 -2.1 -900 0.3 Net operating income 375 20.1 1,363 3.8 LLPs -94 -38.8 -594 54.0 Underlying PBT 285 67.4 785 -20.2 Underlying att. profit 163 88.1 432 -21.2 (*) EUR mn and % change in constant euros Leadership in NPS, with strong growth in digital customers and in current account openings driving improved funding mix Strong Q4 profit boosted by NII (inflation), recovery in fees, cost control and lower LLPs FY20 net operating income underpinned by higher NII (volumes and lower cost of funds) and efficiency improvement, although impacted by higher LLPs related to covid-19 (1) Constant euros. Customer loans excluding reverse repos. Customer deposits excluding repos Customer loans (EUR bn) Customer deposits (EUR bn)

52 Argentina South America other markets VOLUMES1 KEY DATA 2020% 2019 Loyal / active customers (%) 44 -3 pp Digital customers (k) 2,650 +21% NPL ratio (%) 2.11 -128 bps Cost of credit (%) 5.93 +84 bps Efficiency ratio (%) 56.0 -187 bps Underlying RoTE (%) 26.2 +4.0 pp P&L* Q4'20 % Q3'20 2020% 2019 NII 192 20.2 912 48.8 Net fee income 71 32.8 273 -6.1 Total income 226 15.4 1,128 31.5 Operating expenses -141 24.4 -632 27.2 Net operating income 85 4.3 496 37.3 LLPs -48 37.2 -226 47.3 Underlying PBT 15 -38.4 200 40.8 Underlying att. profit 18 -29.7 179 91.1 (*) EUR mn and % change in constant euros 3 3 4 4 4 D-19 M-20 J S D 5 6 6 7 7 D-19 M-20 J S D Double-digit YoY volume growth, maintaining high liquidity in both pesos and USD Strong customer revenue growth in Q4 though profit affected by higher provisions and costs (salary agreement) FY20 profit and RoTE increase due to NII and efficiency improvement (1) Constant euros. Customer loans excluding reverse repos. Customer deposits excluding repos Customer loans (EUR bn) Customer deposits (EUR bn)

53 Uruguay and Andean region 28% Underlying RoTE Note: Underlying attributable profit in constant EUR mn PERU +8% URUGUAY COLOMBIA South America other markets Double-digit volume growth in all countries, both in customer loans and customer funds Strong profit growth boosted by higher revenue and efficiency improvement +19% +40% 124 134 2019 2020 45 53 2019 2020 14 19 2019 2020 Underlying attributable profit 22% Underlying RoTE 14% Underlying RoTE

54 Corporate Centre NII impacted by the increased liquidity buffer Positive impact of FX hedging cost reflected in results from financial transactions Operating expenses down -12% YoY Provisions include non-recurring charges for certain holdings whose valuation has been affected by the crisis P&L* 2020 2019 NII -1,374 -1,252 Gains/Losses on FT 287 -297 Operating expenses -329 -373 LLPs and other provisions -443 -273 Tax and minority interests 69 166 Underlying att. profit -1,844 -2,097 (*) EUR mn

55 Other countries. Detail Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary Appendix

56 Retail Banking 768 710 Loans Funds EUR bn and % change YoY in constant euros Activity 61% Weight of profit / operating areas +6% YoY Loyal customers +15% YoY Digital customers +4% +7% Our priority is to ensure the necessary financial support for our stakeholders Focus on accelerating our digital transformation, through a multi-channel strategy P&L* Q4'20 % Q3'20 2020% 2019 NII 7,371 4.1 29,544 0.1 Net fee income 1,661 0.7 6,850 -9.6 Total income 9,159 0.4 37,215 -3.1 Operating expenses -4,179 4.2 -16,847 -2.6 Net operating income 4,980 -2.6 20,368 -3.5 LLPs -2,410 -1.6 -11,608 44.1 Underlying PBT 2,163 -10.0 7,531 -35.2 Underlying att. profit 1,258 -3.8 4,196 -39.0 (*) EUR mn and % change in constant euros

57 Corporate & Investment Banking 1,783 1,507 1,754 3534,688 5,397 2019 2020 Global Transaction Banking Global Debt Financing Global Markets Capital & Other (1) Constant euros. Customer loans excluding reverse repos. Customer deposits excluding repos Total income +15% +2% +27% +12% +11% (Constant EUR mn) VOLUMES1 1.86% Underlying RoRWA 38.3% Efficiency ratio Stock (EUR bn) Customer loans Customer deposits SCIB 104 121 118 113 113 73 89 97 96 94 D-19 M-20 J S D P&L* Q4'20 % Q3'20 2020% 2019 NII 781 1.6 2,953 20.4 Net fee income 379 6.0 1,550 12.5 Total income 1,274 -6.6 5,397 15.1 Operating expenses -530 7.5 -2,069 -2.7 Net operating income 744 -14.3 3,328 29.8 LLPs -176 308.9 -467 209.9 Underlying PBT 496 -36.6 2,726 17.1 Underlying att. profit 330 -37.3 1,823 22.7 (*) EUR mn and % change in constant euros Increased activity, improving efficiency ratio and profitability, whilst maintaining the support to our customers In Q4, NII and fees up driven by South America and Europe. Profit fell due to lower trading gains (increase in CVA and loan portfolio sales at market value) and higher provisions (covid-19 and single cases) FY20 profit was 23% higher, backed by double-digit growth in all core businesses

Wealth Management & Insurance

WM&I

ACTIVITY

EUR bn and % change in constant euros

	EUR bn	QoQ	YoY
Total AUM	370	+4%	0%
Funds and investments[2]	225	+2%	+3%
- Asset Management (SAM)	181	+1%	+1%
- Private Banking	68	+6%	+8%
Custody of customer funds	87	+11%	-6%
Customer deposits	58	+2%	+2%
Customer loans	**17**	+5%	+10%

P&L*	Q4'20	% Q3'20	2020	% 2019
NII	113	9.7	454	-15.3
Net fee income	306	6.4	1,194	6.5
Total income	568	14.7	2,135	3.3
Operating expenses	-227	6.3	-906	-0.4
Net operating income	**341**	**21.1**	**1,229**	**6.2**
LLPs	-6	-40.9	-28	--
Underlying PBT	**342**	**27.3**	**1,199**	**2.6**
Underlying att. profit	**246**	**26.6**	**868**	**2.3**

(*) EUR mn and % change in constant euros

EUR 2,145 mn (-2% YoY)
Total contribution to Group's profit[1]

Total fees[3]
EUR 3,108 mn
Weight of Total Group
31%

EUR 6,800 mn (+34% YoY)
Private Banking Collaboration Volumes

FY20 profit increase: sound revenues and flat costs. Q3 and Q4 reflecting the gradual recovery in activity since the months of strongest impact from the health crisis in the first half of the year

Private Banking: good activity levels and business growth (fees up 9% YoY), despite the markets situation and the reduction of interest rates

SAM: volumes recovering (up +1% YoY), both by market movement and by positive cumulative net sales since May

Insurance: production affected by lower activity derived from the crisis, mainly in Europe, but protection non-related fees up 9% YoY

Santander

Note: Total assets marketed and/or managed
(1) Profit after tax + fees generated by asset management and insurance transferred to the commercial network
(2) Total adjusted for funds from private banking customers managed by SAM. 2019 figures included the *pro forma* of the asset management Popular's joint venture
(3) Including fees generated by asset management and insurance transferred to the commercial network

58

59 Other countries. Detail Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary Appendix

60 Santander has a highly liquid balance sheet with a large contribution from customer deposits and diversified MLT wholesale debt instruments 78 115 205 23 916 167 44 849 1,199 1,199 Assets Liabilities Dec-20 Dec-19 Spain 2 175% 143% SCF 326% 248% UK 2 152% 145% Portugal 123% 134% Poland 187% 149% US 129% 133% Mexico 207% 133% Brazil 167% 122% Chile 155% 143% Argentina 189% 196% Group 165% 147% Sep-20 118% 112% 115% 119% 183% 119% 126% 120% 145% 119% 131% ST Funding Securitisations and others Equity and other liabilities Loans and advances to customers Financial assets Fixed assets & other Customer deposits M/LT debt issuances Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances) (1) Provisional data (2) LCR and NSFR: Spain: Parent bank, UK: Ring-fenced bank (3) 12 month average, provisional Liquidity Balance Sheet EUR bn, Dec-20 HQLAs3 EUR bn, Dec-20 Liquidity Coverage Ratio (LCR) Net Stable Funding Ratio (NSFR) HQLAs Level 1 241.4 HQLAs Level 2 9.5  Level 2A 5.2  Level 2B 4.3 1

61 In 2020, the Group has issued EUR 30 bn1 of MLT debt and is able to cover its very manageable maturity profile Public market issuances in 2020 (1) Data include public issuances from all units with period-average exchange rates. Excludes securitisations (2) Other public market issuances in Mexico, Brazil, Chile and Poland EUR bn, Dec-20 EUR bn, Dec-20 Maturity profile Spain UK SCF Brazil USA 2 2021 2022 2023 2024 2025 2026+ 2.1 1.4 3.3 3.2 2.5 3.5 0.5 6.9 1.6 1.5 15.3 6.5 3.8 1.3 3.5 2.3 0.3 Spain UK SCF USA Other 3.3 9.0 7.9 7.2 8.5 42.8 4.4 6.2 2.5 3.9 2.1 1.0 2021 2022 2023 2024 2025 2026+ 11.8 2.9 6.0 8.0 3.4 11.5 2021 2022 2023 2024 2025 2026+ 1.2 0.8 0.1 0.0 0.0 0.0 2021 2022 2023 2024 2025 2026+ 0.4 0.9 2.1 0.8 1.7 1.6 2021 2022 2023 2024 2025 2026+

62 We actively manage interest rate risk and our ALCO portfolios to optimize results while maintaining an appropriate risk profile Spain, 9% SCF, 7% UK, 8% Poland, 15% Portugal, 4%USA, 14% Mexico, 12% Brazil, 19% Chile, 9% Other S Am., 3% (1) Parent bank (2) Ring-fenced bank (3) SBNA. SCUSA has positive NII sensitivity to interest rate decreases ALCO portfolios reflect our geographic diversificationPositive interest rate sensitivity in Europe Net interest income sensitivity to a +/-100 bp parallel shift EUR mn, Nov-20 Distribution of ALCO portfolios by country %, Dec-20 1 2 3 +686 +334 +126 -94 -118 -31 -66 +94 +100 bps -100 bps EUR 88 bn o/w HTC&S EUR 76 bn

63 Issuances 2020 against funding plan Plan Issued Plan Issued Plan Issued Plan Issued Santander S.A 4-5 3.1 7-8 6.9 1-2 3.8 12-15 13.8 SCF 6-8 3.8 - 0.0 - 0.0 6-8 3.8 UK 6-8 4.9 2-3 1.6 - 0.0 8-11 6.5 SHUSA - - 1-2 1.3 - 0.0 1-2 1.3 TOTAL 16-21 11.8 10-13 9.8 1-2 3.8 27-36 25.4 TOTALHybridsSenior Non-PreferredCovered Bonds + Senior Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above (1) Issuance of EUR 1.5 bn AT1 (4.375%) in January 2020, replacing the EUR 1.5 billion AT1 (5.481%) that was called in March, therefore not within the scope of funding plan (2) EUR 25 billion refers to the four entities given in the table. See slide 61 for full Group figures EUR bn, Dec-20 1 2 o Frontloading of issuances in the first half of the year, having issued EUR 22 billion, particularly focused on TLAC eligible issuances. Further EUR 3 bn issued in Q4 (mainly subordinated debt). o Countries were able to meet their wholesale funding needs through the issuances in the year and access to central bank facilities. o Liquidity position remains solid, with LCR above minimum requirements and ample liquidity buffers in all of our units.

64 2021 funding plan Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above (1) Two hybrid issuances in Q4 2020 totalling EUR 2.3 billion. Issuance of additional hybrid securities will depend on RWA growth, to continue fulfilling the AT1 and T2 buffers (1.5% and 2% respectively). EUR bn o The Financial Plan is focused on covering TLAC/MREL requirements, with no secured issuances, to: o continue building up TLAC/MREL buffers. o pre-finance senior non-preferred / senior preferred transactions which lose TLAC eligibility due to entering in the <1 year window. o cover the increase in estimated RWAs which are the base of both requirements. Banco Santander S.A.’s 2021 funding plan contemplates the following: Hybrids Snr non- pref + Snr Covered Bonds TOTAL Santander S.A 2 - 3 1 8 - 10 - 10 - 13 SCF - 3 - 4 0 - 1 3 - 5 UK - 2.5 - 3.5 - 2.5 - 3.5 SHUSA - 3 - 4 - 3 - 4 TOTAL 2 - 3 1 16.5 - 21.5 0 - 1 18.5 - 25.5

65 Regulatory changes in Q1 and increased capital levels, increased the Group’s CET1 management buffer to nearly 350 bps 4.50% 4.50% 12.34% 1.50% 0.84% 2.50% 2.50% 1.00% 1.00% 0.19% 0.01% 1.50% 1.78% 1.61% 2.00% 2.38% 2.23% 13.19% 13.01% 16.18% Reg. min 2020 pre-COVID measures Reg. min 2020 post-COVID measures Group ratios Dec-20 Note: Data calculated using the IFRS 9 transitional arrangements (1) Estimated Countercyclical buffer (2) CET1 management buffer = CET ratio – CET1 requirement CET1 T2 AT1 Dec-20 - Post-COVID measures SREP capital requirements (phased-in) CET1 management buffer2 Mar-20 - Pre-COVID measures +189 bps CCoB Pillar 2 R Pillar 1 AT1 G-SIB buffer T2 CCyB1 8.85% +349 bps

TLAC ratios for the Resolution Group headed by Banco Santander, S.A.

TLAC Ratio

EUR mn

	Mar-20	Jun-20	Sep-20	Dec-20 (e)
Own Funds	**91,550**	**86,335**	**86,191**	**86,686**
of which: Common Equity Tier 1 (CET1) capital	75,821	70,746	70,829	69,301
of which: Additional Tier 1 (AT1) capital	7,829	7,794	7,740	7,723
of which: Tier 2 (T2) capital	7,900	7,796	7,621	9,663
Eligible Liabilities	**26,271**	**30,998**	**30,650**	**30,397**
Subordinated instruments	685	767	860	964
Non preferred senior debt	18,452	23,336	22,912	22,535
Preferred senior debt and equivalent instruments	7,134	6,894	6,878	6,897
TLAC BEFORE DEDUCTIONS	117,821	117,333	116,841	117,083
Deductions	**61,567**	**53,652**	**52,622**	**51,422**
TLAC AFTER DEDUCTIONS	56,254	63,681	64,219	65,661
Risk Weighted Assets (RWAs)	**285,354**	**275,774**	**275,124**	**275,886**
TLAC RATIO (% RWAs)	19.7%	23.1%	23.3%	23.8%
Leverage Exposure (LE)	**699,813**	**735,543**	**635,439**	**631,568**
TLAC RATIO (% LE)	8.0%	8.7%	10.1%	10.4%

- TLAC ratio at 31-Dec-20 increased 46 bps in the quarter to 23.8%[1] (compared with the fully-loaded TLAC requirement of 21.52% and the end 2020 requirement of 16%) mainly due to lower deductions
- Between September and December, TLAC before deductions increased by EUR 242 million, due to the Tier 2 issuances carried out (EUR 2,240 million), partially offset by the fall in CET1 and the impact of the USD's depreciation (-EUR 600 million)
- Regarding deductions, they are lower due to greater surpluses in other resolution groups as a result of dividend distribution limits

Santander

Note: September 20 figures have been updated with definitive closing data, replacing the estimate of 23.2% shown in the Q3 earnings presentation.
(1) Including the 2.5% of the allowance of article 72b paragraph 3.

66

67 Group CET1 grows 36 bps QoQ, exceeding our 11%-12% target CET1 ratio quarterly evolution 12.34 -0.27 11.98 +0.23 +0.08 +0.22 +0.10 Sep-20 Organic generation Regulatory & Models One-offs & corp transactions Markets & others Dividend accrual release Dec-20

68 Other countries. Detail Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary Appendix

69 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 EUROPE 2,77 2,75 2,70 2,68 2,66 2,47 2,40 2,42 Spain 2,05 2,08 2,02 2,02 1,99 1,86 1,82 1,85 Santander Consumer Finance 4,51 4,48 4,41 4,26 4,27 4,17 4,08 4,08 United Kingdom 2,72 2,67 2,63 2,59 2,52 2,37 2,35 2,39 Portugal 1,79 1,76 1,71 1,64 1,63 1,56 1,57 1,51 Poland 4,14 4,15 4,17 4,17 4,04 3,34 2,95 2,89 NORTH AMERICA 9,81 9,71 9,45 9,20 8,95 7,86 7,97 7,78 US 8,70 8,52 8,27 7,95 7,77 6,93 7,13 6,93 Mexico 12,74 12,82 12,67 12,64 12,25 11,00 10,74 10,36 SOUTH AMERICA 12,61 13,43 12,30 12,27 11,71 9,90 8,91 9,39 Brazil 15,86 15,88 15,32 14,49 13,58 12,12 11,47 10,89 Chile 6,02 8,48 6,86 7,39 7,35 5,74 4,75 7,03 Argentina 24,22 23,99 23,95 26,26 23,74 20,05 18,37 19,93 Yield on loans (%)

70 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 EUROPE 0,42 0,42 0,41 0,41 0,39 0,28 0,16 0,12 Spain 0,14 0,14 0,13 0,13 0,06 0,04 0,04 0,04 Santander Consumer Finance 0,60 0,61 0,60 0,58 0,57 0,53 0,48 0,42 United Kingdom 0,67 0,70 0,70 0,69 0,69 0,52 0,29 0,23 Portugal 0,14 0,12 0,10 0,10 0,08 0,06 0,05 0,03 Poland 0,89 0,89 0,78 0,74 0,65 0,42 0,14 0,09 NORTH AMERICA 1,94 1,91 1,99 1,76 1,56 1,14 0,90 0,74 US 0,95 0,87 0,96 0,86 0,73 0,39 0,29 0,22 Mexico 3,95 4,08 4,14 3,68 3,54 3,21 2,53 2,03 SOUTH AMERICA 4,20 4,43 3,82 3,42 3,16 2,09 1,59 1,47 Brazil 4,70 4,70 4,55 3,71 3,16 2,30 1,64 1,48 Chile 1,62 2,01 1,63 1,47 1,35 0,71 0,34 0,45 Argentina 9,93 11,09 10,90 12,29 10,64 7,37 8,70 9,98 Cost of deposits (%)

71 Appendix Other countries. Detail Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

72 EUR bn, 31-Dec-20 % loan book (*) o/w: expired % Stage 1 % Stage 2 % Stage 3 Total Group 112 12% 89 79% 82% 15% 3% Detail by segments Mortgages 70 22% 55 79% 87% 11% 2% Consumer 20 9% 18 88% 77% 17% 7% SMEs & Corporates 22 7% 16 72% 74% 24% 3% Total moratoria Expired as % of Total Expired Breakdown of moratoria by segments, regions and main countries: Credit quality of expired moratoria remains solid Europe 73 11% 53 73% 84% 14% 2% UK 44 19% 41 94% 84% 15% 2% Spain 9 5% 2 26% 77% 15% 8% SCF 5 4% 4 93% 86% 11% 3% North America 21 18% 20 91% 75% 20% 5% USA (SBNA & SC) 14 18% 13 90% 72% 22% 5% Mexico 7 24% 7 94% 80% 15% 5% South America 18 15% 16 90% 87% 9% 4% Brazil 6 9% 6 92% 76% 18% 7%

73 (1) Exposure subject to impairment in EUR bn. Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 25 bn in December 2020, EUR 29 bn in September 2020, EUR 35 bn in June 2020 , EUR 31 bn in March 2020 and EUR 31 bn in December 2019) Exposure ¹ Coverage Dec-20 Sep-20 Jun-20 Mar-20 Dec-19 Dec-20 Sep-20 Jun-20 Mar-20 Dec-19 Stage 1 864 862 878 891 898 0.5% 0.6% 0.6% 0.6% 0.5% Stage 2 69 60 61 53 53 8.5% 8.8% 7.7% 8.2% 8.7% Stage 3 32 31 33 33 34 43.4% 43.3% 41.1% 40.8% 41.7% Stage coverage

74 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 EUROPE 3,61 3,48 3,47 3,25 3,19 3,24 3,13 3,15 Spain 7,29 7,02 7,23 6,94 6,88 6,55 5,98 6,23 Santander Consumer Finance 2,33 2,24 2,25 2,30 2,43 2,52 2,50 2,36 United Kingdom 1,17 1,13 1,08 1,01 0,96 1,08 1,30 1,21 Portugal 5,77 5,00 4,90 4,83 4,56 4,43 4,25 3,89 Poland 4,39 4,21 4,35 4,31 4,29 4,57 4,58 4,74 NORTH AMERICA 2,33 2,29 2,21 2,20 2,02 1,73 1,96 2,23 US 2,41 2,32 2,18 2,20 2,00 1,49 1,85 2,04 Mexico 2,12 2,21 2,30 2,19 2,07 2,50 2,33 2,81 SOUTH AMERICA 4,83 4,81 4,81 4,86 4,63 4,74 4,40 4,39 Brazil 5,26 5,27 5,33 5,32 4,93 5,07 4,64 4,59 Chile 4,67 4,52 4,48 4,64 4,63 4,99 4,76 4,79 Argentina 3,50 3,79 3,64 3,39 3,97 3,15 2,88 2,11 TOTAL GROUP 3,62 3,51 3,47 3,32 3,25 3,26 3,15 3,21 NPL ratio (%)

75 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 EUROPE 49,5 49,9 48,2 49,8 54,1 53,4 55,8 57,3 Spain 43,3 42,9 40,6 41,1 44,6 43,3 46,0 47,1 Santander Consumer Finance 105,3 105,9 104,2 106,1 109,6 106,1 108,2 111,0 United Kingdom 30,9 31,9 34,1 36,5 43,0 46,0 44,5 47,9 Portugal 50,7 52,9 51,5 52,8 59,0 60,9 64,3 66,5 Poland 67,6 69,7 69,0 66,8 68,1 69,0 70,8 70,7 NORTH AMERICA 153,4 150,3 155,6 153,0 170,1 206,5 201,6 182,5 US 161,0 158,4 166,6 161,8 181,4 253,1 228,8 210,4 Mexico 130,1 126,9 125,2 128,3 133,9 114,9 132,6 120,8 SOUTH AMERICA 94,1 93,0 89,7 88,4 92,9 93,0 97,2 97,4 Brazil 107,7 105,5 101,1 99,8 108,0 110,2 114,9 113,2 Chile 59,7 59,1 57,3 56,0 57,2 54,7 59,7 61,4 Argentina 118,6 126,4 134,0 124,0 131,2 165,7 186,3 275,1 TOTAL GROUP 67,8 68,1 67,3 67,9 71,3 72,1 76,0 76,4 Coverage ratio (%)

76 España, 27.1% SCF, 11.4% Reino Unido, 6.4% Portugal, 4.4% Polonia, 4.4% Otros Europa, 0.8% EE.UU., 17.8% México, 4.6% Otros Sudamérica, 0.6% Argentina, 1.1% Chile, 5.2% Brasil, 16.2% Loan-loss allowancesNon-performing loans Non-performing loans and loan-loss allowances. Breakdown by operating areas. December 2020 España, 43.9% SCF, 7.8% Reino Unido, 10.2% Portugal, 5.0% Polonia, 4.8% Otros Europa, 0.8% EE.UU., 6.4% México, 2.9% Otros Sudamérica, 0.4% Argentina, 0.3% Chile, 6.5% Brasil, 10.9%

77 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 EUROPE 0,24 0,24 0,25 0,28 0,40 0,47 0,53 0,62 Spain 0,40 0,41 0,41 0,43 0,64 0,68 0,80 1,01 Santander Consumer Finance 0,38 0,36 0,38 0,48 0,66 0,78 0,84 0,88 United Kingdom 0,07 0,06 0,08 0,10 0,14 0,23 0,27 0,28 Portugal 0,03 0,03 0,00 (0,02) 0,23 0,30 0,42 0,51 Poland 0,61 0,66 0,71 0,72 0,88 0,96 0,99 1,10 NORTH AMERICA 2,97 2,95 2,93 2,76 3,02 3,21 3,07 2,92 US 3,11 3,09 3,09 2,85 3,13 3,30 3,08 2,86 Mexico 2,62 2,61 2,55 2,49 2,69 2,95 2,97 3,03 SOUTH AMERICA 2,89 2,87 2,90 2,92 3,29 3,49 3,50 3,32 Brazil 3,88 3,84 3,85 3,93 4,43 4,67 4,58 4,35 Chile 1,13 1,10 1,06 1,08 1,25 1,46 1,59 1,50 Argentina 4,02 4,33 4,86 5,09 5,48 5,67 5,54 5,93 TOTAL GROUP 0,97 0,98 1,00 1,00 1,17 1,26 1,27 1,28 Cost of credit (%)

78 Appendix Other countries. Detail Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

Santander Responsible Banking goals

We are building a more Responsible Bank aligned with our commitments

	2018	2019	2020*	2021	2025
Top 10 company to work for[1]	4	5	6 ✓	6	
Women on the Board	33%	40%	40% ✓	40%-60%	
Women in senior leadership positions[2]	20%	23%	23.7%		30%
Equal pay gap[3]	3%	2%	1.5%		~0%
Financially empowered people[4]		2.0 mn	4.5 mn		10 mn
Green finance raised and facilitated[5] (euros)		19 bn	32.6 bn		120 bn
Electricity used from renewable energy sources[6]	43%	50%	63% ✓	60%	100%
Becoming carbon neutral in our own operations			0% ✓		
Reduction of unnecessary single use plastic in corporate buildings and branches		75%	98%	100%	
Scholarships, internships & entrepreneurs programmes[7]		69 k	200k ✓	200 k	
People helped through our community programmes[8]		1.6 mn	3.8 mn	4 mn	

From...To.... | Cumulative target | ✓ Commitment Achieved

*Note: 2020 Data is provisional monitoring data not audited

(1) According to relevant external indexes in each country (Great Place to Work, Top Employer, Merco, etc.)

(2) Senior positions represent 1% of total workforce

(3) Calculation of equal pay gap compares employees of the same job, level and function

(4) People (unbanked, underbanked or financially vulnerable), who are given access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education

(5) Includes Santander overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory, structuring and other products to help our clients in the transition to a low carbon economy. Commitment from 2019 to 2030 is EUR 220 bn

(6) In those countries where it is possible to certify renewable sourced electricity for the properties occupied by the Group

(7) People supported through Santander Universities initiative (students who will receive a Santander scholarship, will achieve an internship in an SME or participate in entrepreneurship programmes supported by the bank)

(8) People helped through our community investment programmes (excluded Santander Universities and financial education initiatives)

Santander

79

80 Appendix Other countries. Detail Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

SANTANDER GROUP (EUR mn)

	Q1'19	Q2'19	Q3'19	Q4'19	Q1'20	Q2'20	Q3'20	Q4'20	2019	2020
Net interest income	8.682	8.954	8.806	8.841	8.487	7.715	7.773	8.019	35.283	31.994
Net fee income	2.931	2.932	2.955	2.961	2.853	2.283	2.423	2.456	11.779	10.015
Gains (losses) on financial transactions and other	472	465	705	790	474	706	891	520	2.432	2.591
Total income	**12.085**	**12.351**	**12.466**	**12.592**	**11.814**	**10.704**	**11.087**	**10.995**	**49.494**	**44.600**
Operating expenses	(5.758)	(5.829)	(5.722)	(5.971)	(5.577)	(5.076)	(5.073)	(5.241)	(23.280)	(20.967)
Net operating income	**6.327**	**6.522**	**6.744**	**6.621**	**6.237**	**5.628**	**6.014**	**5.754**	**26.214**	**23.633**
Net loan-loss provisions	(2.172)	(2.141)	(2.435)	(2.573)	(3.909)	(3.118)	(2.535)	(2.611)	(9.321)	(12.173)
Other gains (losses) and provisions	(471)	(486)	(465)	(542)	(372)	(625)	(304)	(485)	(1.964)	(1.786)
Underlying profit before tax	**3.684**	**3.895**	**3.844**	**3.506**	**1.956**	**1.885**	**3.175**	**2.658**	**14.929**	**9.674**
Underlying consolidated profit	**2.358**	**2.542**	**2.529**	**2.397**	**696**	**1.677**	**2.047**	**1.738**	**9.826**	**6.158**
Underlying attributable profit	**1.948**	**2.097**	**2.135**	**2.072**	**377**	**1.531**	**1.750**	**1.423**	**8.252**	**5.081**
Net capital gains and provisions*	(108)	(706)	(1.634)	711	(46)	(12.660)	—	(1.146)	(1.737)	(13.852)
Attributable profit	1.840	1.391	501	2.783	331	(11.129)	1.750	277	6.515	(8.771)

(*) Including:
in Q1'19, capital gains from Prisma, capital losses due to property sales and restructuring costs in Q2'19, restructuring costs
in Q3,19, restructuring costs, PPI, deterioration of goodwill ascribed to the UK and impact of devaluation of the ARS on the capital gain from Prisma registered in Q1'19 in Q4'19, net capital gains related to the agreement with Crédit Agricole S.A. to integrate the custody businesses, net positive results in Brazil related to DTAs, net capital losses related to real estate in Spain, restructuring costs, provisions for the ruling on Swiss franc mortgages, provisions related to intangible assets and other and impact of appreciation of the ARS on the capital gains from Prisma registered in Q1'19 in Q1'20, restructuring costs
in Q2'20, adjustment to the valuation of goodwill, adjustment has been made to deferred tax assets of the Spanish consolidated fiscal group and restructuring costs and other in Q4'20, restructuring costs and other

Santander

81

SANTANDER GROUP (Constant EUR mn)

	Q1'19	Q2'19	Q3'19	Q4'19	Q1'20	Q2'20	Q3'20	Q4'20	2019	2020
Net interest income	7.695	7.938	7.971	7.986	7.860	7.698	8.043	8.392	31.590	31.994
Net fee income	2.569	2.585	2.668	2.666	2.646	2.299	2.502	2.568	10.488	10.015
Gains (losses) on financial transactions and other	457	465	695	756	466	679	907	538	2.373	2.591
Total income	**10.721**	**10.988**	**11.334**	**11.409**	**10.973**	**10.677**	**11.453**	**11.498**	**44.451**	**44.600**
Operating expenses	(5.226)	(5.306)	(5.345)	(5.509)	(5.249)	(5.061)	(5.212)	(5.444)	(21.386)	(20.967)
Net operating income	**5.495**	**5.682**	**5.989**	**5.900**	**5.724**	**5.615**	**6.240**	**6.054**	**23.065**	**23.633**
Net loan-loss provisions	(1.896)	(1.866)	(2.191)	(2.312)	(3.641)	(3.109)	(2.669)	(2.755)	(8.265)	(12.173)
Other gains (losses) and provisions	(417)	(447)	(412)	(477)	(343)	(630)	(312)	(501)	(1.754)	(1.786)
Underlying profit before tax	**3.182**	**3.368**	**3.386**	**3.110**	**1.740**	**1.876**	**3.259**	**2.799**	**13.046**	**9.674**
Underlying consolidated profit	**2.051**	**2.199**	**2.239**	**2.131**	**554**	**1.670**	**2.104**	**1.831**	**8.619**	**6.158**
Underlying attributable profit	**1.686**	**1.798**	**1.886**	**1.837**	**248**	**1.524**	**1.802**	**1.508**	**7.207**	**5.081**
Net capital gains and provisions*	(187)	(703)	(1.606)	540	(45)	(12.660)	(5)	(1.142)	(1.956)	(13.852)
Attributable profit	1.498	1.095	280	2.377	203	(11.136)	1.796	366	5.251	(8.771)

(*) Including:
in Q1'19, capital gains from Prisma, capital losses due to property sales and restructuring costs in Q2'19, restructuring costs
in Q3,19, restructuring costs, PPI, deterioration of goodwill ascribed to the UK and impact of devaluation of the ARS on the capital gain from Prisma registered in Q1'19 in Q4'19, net capital gains related to the agreement with Crédit Agricole S.A. to integrate the custody businesses, net positive results in Brazil related to DTAs, net capital losses related to real estate in Spain, restructuring costs, provisions for the ruling on Swiss franc mortgages, provisions related to intangible assets and other and impact of appreciation of the ARS on the capital gains from Prisma registered in Q1'19 in Q1'20, restructuring costs
in Q2'20, adjustment to the valuation of goodwill, adjustment has been made to deferred tax assets of the Spanish consolidated fiscal group and restructuring costs and other in Q4'20, restructuring costs and other

Santander

82

83 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 3.561 3.580 3.530 3.531 3.435 3.352 3.549 3.710 14.201 14.046 Net fee income 1.327 1.304 1.310 1.319 1.315 1.098 1.162 1.162 5.260 4.737 Gains (losses) on financial transactions and other 337 304 455 443 225 126 444 114 1.540 909 Total income 5.225 5.188 5.295 5.292 4.974 4.577 5.155 4.987 21.001 19.693 Operating expenses (2.802) (2.789) (2.719) (2.733) (2.712) (2.526) (2.542) (2.534) (11.044) (10.314) Net operating income 2.423 2.399 2.576 2.559 2.263 2.051 2.613 2.453 9.957 9.379 Net loan-loss provisions (457) (387) (497) (498) (1.335) (877) (956) (1.131) (1.839) (4.299) Other gains (losses) and provisions (198) (231) (130) (209) (195) (160) (196) (362) (768) (914) Underlying profit before tax 1.768 1.781 1.949 1.852 733 1.014 1.461 959 7.350 4.167 Underlying consolidated profit 1.276 1.306 1.418 1.370 515 739 1.055 725 5.371 3.035 Underlying attributable profit 1.163 1.191 1.286 1.238 443 632 947 634 4.878 2.656 EUROPE (EUR mn)

84 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 3.517 3.536 3.520 3.476 3.391 3.358 3.566 3.731 14.048 14.046 Net fee income 1.318 1.295 1.309 1.306 1.304 1.100 1.166 1.167 5.228 4.737 Gains (losses) on financial transactions and other 337 302 454 440 225 125 444 115 1.534 909 Total income 5.172 5.133 5.283 5.222 4.921 4.583 5.176 5.013 20.810 19.693 Operating expenses (2.775) (2.762) (2.718) (2.698) (2.680) (2.528) (2.556) (2.550) (10.954) (10.314) Net operating income 2.397 2.371 2.565 2.524 2.241 2.055 2.620 2.464 9.856 9.379 Net loan-loss provisions (450) (388) (491) (491) (1.324) (878) (961) (1.136) (1.819) (4.299) Other gains (losses) and provisions (196) (230) (130) (206) (192) (162) (197) (364) (761) (914) Underlying profit before tax 1.751 1.753 1.945 1.827 725 1.016 1.462 964 7.276 4.167 Underlying consolidated profit 1.264 1.285 1.415 1.351 509 740 1.056 729 5.314 3.035 Underlying attributable profit 1.152 1.171 1.284 1.221 437 633 948 637 4.828 2.656 EUROPE (Constant EUR mn)

85 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 1.009 1.009 967 934 925 931 1.034 1.067 3.919 3.957 Net fee income 623 624 614 620 643 535 562 573 2.481 2.314 Gains (losses) on financial transactions and other 224 216 408 258 220 96 204 (8) 1.107 512 Total income 1.857 1.849 1.989 1.811 1.789 1.562 1.800 1.632 7.506 6.782 Operating expenses (1.025) (1.020) (999) (977) (944) (896) (893) (873) (4.021) (3.607) Net operating income 832 829 990 834 844 665 907 759 3.485 3.175 Net loan-loss provisions (242) (228) (210) (176) (628) (313) (449) (611) (856) (2.001) Other gains (losses) and provisions (112) (143) (100) (100) (104) (115) (112) (128) (455) (459) Underlying profit before tax 478 458 681 557 112 237 346 20 2.174 715 Underlying consolidated profit 356 338 491 401 90 160 246 20 1.585 516 Underlying attributable profit 356 338 491 400 90 161 246 20 1.585 517 Spain (EUR mn)

86 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 941 971 977 960 979 947 945 961 3.848 3.832 Net fee income 214 201 213 195 187 159 205 199 823 750 Gains (losses) on financial transactions and other 13 (18) 14 30 5 (11) 45 63 39 103 Total income 1.167 1.154 1.203 1.185 1.171 1.095 1.196 1.223 4.710 4.685 Operating expenses (508) (527) (504) (499) (514) (469) (483) (515) (2.038) (1.981) Net operating income 659 627 699 686 656 626 712 708 2.672 2.703 Net loan-loss provisions (122) (59) (147) (148) (317) (184) (211) (186) (477) (899) Other gains (losses) and provisions 24 (12) 42 (33) 44 23 (13) 10 20 65 Underlying profit before tax 561 556 594 504 383 466 489 532 2.215 1.869 Underlying consolidated profit 402 401 420 394 277 333 355 399 1.618 1.364 Underlying attributable profit 324 334 338 319 219 258 284 324 1.314 1.085 Santander Consumer Finance (EUR mn)

87 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 924 953 960 948 972 952 945 962 3.785 3.832 Net fee income 213 200 212 194 186 159 205 200 819 750 Gains (losses) on financial transactions and other 12 (18) 14 29 6 (11) 46 63 38 103 Total income 1.149 1.135 1.187 1.172 1.164 1.100 1.196 1.225 4.642 4.685 Operating expenses (501) (519) (498) (495) (511) (471) (483) (515) (2.012) (1.981) Net operating income 648 616 689 677 652 629 713 709 2.630 2.703 Net loan-loss provisions (118) (63) (143) (145) (315) (185) (212) (187) (467) (899) Other gains (losses) and provisions 24 (12) 43 (33) 44 23 (13) 10 22 65 Underlying profit before tax 555 541 589 499 381 467 488 532 2.184 1.869 Underlying consolidated profit 397 390 416 390 275 335 355 400 1.593 1.364 Underlying attributable profit 319 323 334 314 218 259 284 324 1.290 1.085 Santander Consumer Finance (Constant EUR mn)

88 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 975 944 908 961 898 871 976 1.063 3.788 3.808 Net fee income 216 207 217 226 193 96 117 99 866 506 Gains (losses) on financial transactions and other 15 32 (5) 33 6 12 23 (16) 74 25 Total income 1.206 1.183 1.119 1.220 1.098 979 1.117 1.146 4.727 4.339 Operating expenses (739) (703) (681) (712) (714) (656) (646) (626) (2.835) (2.642) Net operating income 467 479 438 508 384 323 471 519 1.892 1.697 Net loan-loss provisions (61) (19) (77) (96) (191) (239) (189) (114) (253) (733) Other gains (losses) and provisions (50) (25) (43) (66) (74) (4) (36) (151) (184) (267) Underlying profit before tax 357 435 318 345 119 80 246 253 1.455 697 Underlying consolidated profit 260 333 252 255 91 61 184 215 1.100 551 Underlying attributable profit 254 327 246 249 84 54 179 212 1.077 530 United Kingdom (EUR mn)

89 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 850 825 820 827 774 773 881 958 3.322 3.386 Net fee income 189 181 195 194 166 87 107 90 759 449 Gains (losses) on financial transactions and other 13 28 (4) 29 5 10 21 (14) 65 22 Total income 1.052 1.034 1.011 1.050 946 870 1.009 1.033 4.146 3.857 Operating expenses (644) (615) (615) (612) (615) (583) (585) (566) (2.487) (2.349) Net operating income 407 419 396 437 331 287 424 467 1.659 1.509 Net loan-loss provisions (53) (17) (68) (83) (164) (211) (171) (105) (222) (652) Other gains (losses) and provisions (43) (22) (39) (58) (64) (5) (33) (135) (161) (237) Underlying profit before tax 311 380 288 296 102 71 219 227 1.276 620 Underlying consolidated profit 227 291 228 219 78 55 165 193 965 490 Underlying attributable profit 222 286 223 214 73 49 160 190 945 471 United Kingdom (GBP mn)

90 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 216 213 214 213 202 197 193 195 856 787 Net fee income 98 99 96 98 101 90 94 103 390 388 Gains (losses) on financial transactions and other 44 42 22 21 47 30 25 19 129 121 Total income 357 354 331 332 350 317 312 317 1.375 1.296 Operating expenses (157) (154) (155) (156) (151) (145) (146) (149) (623) (590) Net operating income 200 200 176 175 199 172 166 168 751 706 Net loan-loss provisions 13 (1) (0) (4) (80) (24) (47) (42) 8 (193) Other gains (losses) and provisions (20) (13) 2 21 (21) (16) 1 7 (9) (29) Underlying profit before tax 193 186 178 192 98 132 120 133 750 483 Underlying consolidated profit 135 126 125 140 68 92 83 95 527 339 Underlying attributable profit 135 125 125 140 68 92 83 95 525 338 Portugal (EUR mn)

91 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 281 284 298 307 296 251 246 243 1.171 1.037 Net fee income 113 117 119 117 116 104 112 120 467 452 Gains (losses) on financial transactions and other (18) 39 24 34 (48) 23 35 24 80 35 Total income 377 440 442 459 365 377 394 388 1.717 1.524 Operating expenses (173) (176) (175) (169) (172) (143) (161) (154) (693) (629) Net operating income 204 263 267 290 193 235 233 234 1.024 895 Net loan-loss provisions (43) (64) (59) (51) (95) (89) (65) (81) (217) (330) Other gains (losses) and provisions (34) (34) (24) (34) (36) (40) (32) (87) (127) (195) Underlying profit before tax 127 166 183 205 62 105 136 66 681 370 Underlying consolidated profit 89 130 139 153 32 74 100 34 511 240 Underlying attributable profit 61 89 95 104 23 51 68 20 349 162 Poland (EUR mn)

92 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 1.209 1.216 1.288 1.317 1.279 1.134 1.095 1.096 5.030 4.604 Net fee income 488 499 514 504 503 467 498 541 2.005 2.009 Gains (losses) on financial transactions and other (76) 168 104 147 (206) 95 156 109 343 154 Total income 1.622 1.883 1.906 1.968 1.576 1.696 1.749 1.746 7.379 6.767 Operating expenses (745) (755) (754) (726) (742) (645) (714) (694) (2.979) (2.794) Net operating income 877 1.128 1.152 1.242 834 1.051 1.036 1.052 4.399 3.973 Net loan-loss provisions (186) (272) (256) (217) (411) (399) (291) (363) (931) (1.464) Other gains (losses) and provisions (145) (146) (106) (147) (155) (181) (141) (390) (544) (868) Underlying profit before tax 546 710 791 878 268 470 603 300 2.925 1.641 Underlying consolidated profit 385 556 600 655 140 329 442 154 2.195 1.065 Underlying attributable profit 264 379 409 446 98 225 302 93 1.498 719 Poland (PLN mn)

93 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 139 159 166 155 134 155 155 182 620 626 Net fee income 62 56 52 63 74 115 71 68 234 328 Gains (losses) on financial transactions and other 60 (7) (8) 68 (6) (23) 110 33 112 114 Total income 261 209 211 286 202 246 337 282 966 1.067 Operating expenses (200) (208) (205) (219) (216) (217) (214) (217) (833) (864) Net operating income 61 0 5 66 (14) 29 123 65 133 203 Net loan-loss provisions (2) (16) (3) (23) (23) (29) 5 (97) (44) (143) Other gains (losses) and provisions (7) (4) (7) 4 (4) (7) (4) (12) (14) (28) Underlying profit before tax 52 (19) (5) 48 (41) (7) 124 (45) 76 32 Underlying consolidated profit 33 (21) (8) 27 (42) 18 86 (38) 31 24 Underlying attributable profit 32 (22) (8) 26 (42) 17 86 (37) 28 24 Other Europe (EUR mn)

94 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 139 159 166 154 134 153 156 183 618 626 Net fee income 62 56 52 63 73 114 72 69 233 328 Gains (losses) on financial transactions and other 60 (8) (9) 67 (7) (23) 111 33 111 114 Total income 261 208 209 284 200 244 339 285 962 1.067 Operating expenses (200) (207) (204) (218) (215) (215) (215) (219) (829) (864) Net operating income 61 0 5 66 (15) 29 124 66 132 203 Net loan-loss provisions (2) (16) (3) (23) (23) (29) 5 (97) (44) (143) Other gains (losses) and provisions (7) (4) (7) 4 (4) (7) (4) (12) (14) (28) Underlying profit before tax 52 (19) (6) 47 (42) (7) 125 (44) 75 32 Underlying consolidated profit 33 (21) (8) 26 (42) 17 87 (37) 30 24 Underlying attributable profit 32 (22) (8) 26 (42) 16 86 (36) 27 24 Other Europe (Constant EUR mn)

95 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 2.173 2.230 2.259 2.265 2.261 2.079 2.075 2.055 8.926 8.469 Net fee income 439 463 448 427 461 400 406 394 1.776 1.661 Gains (losses) on financial transactions and other 142 226 277 257 214 228 196 243 902 881 Total income 2.753 2.918 2.983 2.949 2.936 2.706 2.678 2.691 11.604 11.011 Operating expenses (1.172) (1.214) (1.267) (1.314) (1.224) (1.117) (1.097) (1.194) (4.968) (4.631) Net operating income 1.581 1.705 1.716 1.634 1.712 1.589 1.581 1.498 6.636 6.379 Net loan-loss provisions (804) (793) (1.009) (1.050) (1.246) (1.123) (775) (773) (3.656) (3.916) Other gains (losses) and provisions (64) (31) (79) (31) (14) (36) (24) (57) (205) (131) Underlying profit before tax 713 881 628 554 452 430 781 668 2.776 2.332 Underlying consolidated profit 526 664 481 422 336 371 533 514 2.092 1.754 Underlying attributable profit 386 503 388 389 280 336 444 431 1.667 1.492 NORTH AMERICA (EUR mn)

96 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 2.087 2.117 2.130 2.120 2.131 2.065 2.152 2.121 8.454 8.469 Net fee income 416 434 418 395 431 401 423 405 1.663 1.661 Gains (losses) on financial transactions and other 145 223 271 246 208 220 202 251 884 881 Total income 2.647 2.773 2.819 2.761 2.770 2.686 2.778 2.777 11.001 11.011 Operating expenses (1.128) (1.154) (1.198) (1.234) (1.155) (1.109) (1.138) (1.229) (4.714) (4.631) Net operating income 1.520 1.619 1.621 1.527 1.615 1.578 1.639 1.548 6.287 6.379 Net loan-loss provisions (781) (758) (966) (999) (1.186) (1.104) (818) (809) (3.504) (3.916) Other gains (losses) and provisions (63) (30) (77) (31) (13) (35) (25) (57) (200) (131) Underlying profit before tax 676 831 578 497 416 438 796 682 2.583 2.332 Underlying consolidated profit 497 626 443 378 309 376 546 524 1.943 1.754 Underlying attributable profit 364 474 357 349 256 341 456 439 1.544 1.492 NORTH AMERICA (Constant EUR mn)

97 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 1.407 1.453 1.460 1.449 1.462 1.429 1.406 1.348 5.769 5.645 Net fee income 234 244 238 230 250 215 218 206 947 889 Gains (losses) on financial transactions and other 174 222 278 215 217 157 206 247 889 827 Total income 1.815 1.920 1.977 1.894 1.929 1.801 1.830 1.801 7.605 7.360 Operating expenses (775) (805) (847) (869) (809) (776) (722) (772) (3.297) (3.079) Net operating income 1.039 1.115 1.130 1.025 1.120 1.024 1.108 1.029 4.309 4.281 Net loan-loss provisions (611) (568) (786) (828) (972) (832) (572) (561) (2.792) (2.937) Other gains (losses) and provisions (58) (26) (76) (39) (6) (30) (20) (37) (200) (93) Underlying profit before tax 370 521 267 158 141 163 515 431 1.317 1.250 Underlying consolidated profit 260 383 196 109 99 170 333 330 947 932 Underlying attributable profit 181 284 154 98 60 151 259 260 717 731 United States (EUR mn)

98 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 1.598 1.633 1.623 1.604 1.612 1.573 1.644 1.608 6.457 6.437 Net fee income 266 275 264 255 275 237 255 247 1.059 1.014 Gains (losses) on financial transactions and other 197 250 310 238 239 173 240 291 996 943 Total income 2.061 2.158 2.198 2.096 2.126 1.983 2.139 2.145 8.513 8.394 Operating expenses (881) (905) (942) (963) (892) (855) (846) (918) (3.690) (3.512) Net operating income 1.180 1.253 1.256 1.134 1.235 1.128 1.292 1.227 4.823 4.882 Net loan-loss provisions (694) (637) (876) (918) (1.072) (916) (683) (679) (3.126) (3.349) Other gains (losses) and provisions (66) (29) (85) (43) (7) (33) (24) (44) (223) (107) Underlying profit before tax 420 586 295 172 156 180 586 504 1.474 1.426 Underlying consolidated profit 295 431 216 118 109 188 381 386 1.060 1.063 Underlying attributable profit 206 319 170 107 66 166 296 305 803 833 United States (USD mn)

99 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 766 777 798 816 798 650 669 707 3.157 2.825 Net fee income 204 218 210 197 211 185 189 188 829 772 Gains (losses) on financial transactions and other (32) 4 (1) 42 (2) 70 (10) (4) 13 54 Total income 939 999 1.007 1.054 1.007 905 848 891 3.998 3.651 Operating expenses (397) (409) (420) (445) (415) (341) (375) (422) (1.671) (1.552) Net operating income 542 590 586 609 592 565 473 469 2.327 2.098 Net loan-loss provisions (193) (225) (223) (222) (273) (291) (203) (212) (863) (979) Other gains (losses) and provisions (6) (5) (3) 8 (8) (6) (4) (19) (5) (37) Underlying profit before tax 343 360 361 395 311 267 266 238 1.459 1.082 Underlying consolidated profit 266 280 286 313 237 201 200 185 1.145 823 Underlying attributable profit 205 219 234 291 220 186 185 171 950 762 Mexico (EUR mn)

100 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 16.703 16.694 17.231 17.393 17.484 16.706 17.310 17.322 68.021 68.822 Net fee income 4.455 4.695 4.535 4.188 4.617 4.719 4.868 4.596 17.873 18.799 Gains (losses) on financial transactions and other (687) 83 (31) 906 (51) 1.658 (194) (91) 270 1.322 Total income 20.471 21.471 21.735 22.487 22.049 23.083 21.984 21.827 86.164 88.944 Operating expenses (8.655) (8.786) (9.076) (9.501) (9.088) (8.749) (9.654) (10.327) (36.017) (37.818) Net operating income 11.816 12.685 12.659 12.987 12.962 14.334 12.330 11.500 50.146 51.125 Net loan-loss provisions (4.211) (4.850) (4.813) (4.725) (5.985) (7.336) (5.339) (5.194) (18.599) (23.854) Other gains (losses) and provisions (120) (105) (59) 175 (167) (166) (109) (470) (110) (913) Underlying profit before tax 7.485 7.729 7.787 8.437 6.810 6.832 6.881 5.836 31.438 26.359 Underlying consolidated profit 5.804 6.028 6.167 6.682 5.191 5.149 5.170 4.529 24.681 20.040 Underlying attributable profit 4.472 4.713 5.059 6.219 4.814 4.761 4.786 4.198 20.462 18.559 Mexico (MXN mn)

101 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 3.222 3.425 3.314 3.356 3.065 2.606 2.486 2.566 13.316 10.723 Net fee income 1.178 1.178 1.204 1.228 1.074 774 841 878 4.787 3.566 Gains (losses) on financial transactions and other 88 45 59 130 25 311 150 71 322 557 Total income 4.487 4.647 4.577 4.714 4.163 3.690 3.477 3.514 18.425 14.845 Operating expenses (1.645) (1.664) (1.586) (1.762) (1.486) (1.275) (1.238) (1.314) (6.656) (5.312) Net operating income 2.842 2.984 2.991 2.953 2.677 2.416 2.240 2.201 11.769 9.533 Net loan-loss provisions (903) (956) (916) (1.015) (1.325) (1.110) (787) (702) (3.789) (3.923) Other gains (losses) and provisions (154) (151) (193) (249) (142) (52) (70) (54) (748) (319) Underlying profit before tax 1.785 1.876 1.882 1.688 1.211 1.254 1.382 1.444 7.232 5.291 Underlying consolidated profit 1.093 1.205 1.184 1.107 795 783 837 949 4.588 3.364 Underlying attributable profit 926 1.035 1.016 947 698 685 736 808 3.924 2.927 SOUTH AMERICA (EUR mn)

102 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 2.365 2.565 2.617 2.701 2.611 2.597 2.663 2.852 10.248 10.723 Net fee income 847 869 948 977 907 786 900 974 3.641 3.566 Gains (losses) on financial transactions and other 71 50 56 110 23 294 160 79 287 557 Total income 3.283 3.484 3.621 3.788 3.541 3.677 3.722 3.905 14.176 14.845 Operating expenses (1.186) (1.227) (1.279) (1.415) (1.258) (1.266) (1.322) (1.466) (5.106) (5.312) Net operating income 2.097 2.257 2.342 2.373 2.283 2.410 2.401 2.439 9.070 9.533 Net loan-loss provisions (656) (715) (721) (812) (1.127) (1.118) (873) (805) (2.905) (3.923) Other gains (losses) and provisions (103) (116) (143) (188) (117) (57) (77) (68) (550) (319) Underlying profit before tax 1.338 1.426 1.478 1.373 1.039 1.235 1.450 1.566 5.616 5.291 Underlying consolidated profit 828 920 936 904 686 770 880 1.028 3.587 3.364 Underlying attributable profit 697 785 800 769 599 672 775 881 3.051 2.927 SOUTH AMERICA (Constant EUR mn)

103 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 2.459 2.520 2.560 2.534 2.270 1.813 1.756 1.786 10.072 7.625 Net fee income 931 924 970 974 869 614 664 677 3.798 2.824 Gains (losses) on financial transactions and other 21 9 (7) 57 (3) 224 114 82 81 417 Total income 3.411 3.453 3.522 3.565 3.137 2.651 2.534 2.544 13.951 10.866 Operating expenses (1.125) (1.102) (1.137) (1.242) (1.004) (835) (805) (897) (4.606) (3.541) Net operating income 2.286 2.351 2.385 2.323 2.133 1.816 1.729 1.648 9.345 7.325 Net loan-loss provisions (710) (761) (753) (813) (1.066) (843) (569) (540) (3.036) (3.018) Other gains (losses) and provisions (167) (153) (178) (205) (127) (31) (68) (36) (704) (263) Underlying profit before tax 1.409 1.438 1.454 1.305 940 942 1.092 1.072 5.606 4.045 Underlying consolidated profit 816 856 862 777 571 533 611 636 3.311 2.352 Underlying attributable profit 721 762 767 689 517 478 550 568 2.939 2.113 Brazil (EUR mn)

104 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 10.516 11.095 11.272 11.534 11.100 10.725 11.066 11.446 44.416 44.336 Net fee income 3.980 4.070 4.271 4.429 4.250 3.679 4.167 4.324 16.750 16.420 Gains (losses) on financial transactions and other 91 41 (31) 254 (14) 1.196 703 538 355 2.423 Total income 14.587 15.206 15.511 16.216 15.336 15.600 15.935 16.308 61.521 63.179 Operating expenses (4.810) (4.857) (5.007) (5.636) (4.907) (4.922) (5.065) (5.696) (20.310) (20.589) Net operating income 9.777 10.350 10.504 10.580 10.429 10.678 10.871 10.612 41.211 42.589 Net loan-loss provisions (3.037) (3.347) (3.314) (3.690) (5.214) (4.990) (3.752) (3.588) (13.387) (17.545) Other gains (losses) and provisions (716) (673) (785) (928) (621) (226) (428) (252) (3.103) (1.527) Underlying profit before tax 6.024 6.330 6.405 5.962 4.594 5.462 6.691 6.771 24.721 23.518 Underlying consolidated profit 3.491 3.769 3.795 3.546 2.794 3.111 3.760 4.008 14.601 13.672 Underlying attributable profit 3.082 3.353 3.376 3.147 2.526 2.792 3.386 3.583 12.958 12.286 Brazil (BRL mn)

105 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 440 500 462 464 448 425 420 494 1.867 1.787 Net fee income 103 97 102 102 92 74 74 94 404 335 Gains (losses) on financial transactions and other 56 59 82 71 12 85 38 6 268 142 Total income 600 656 646 638 553 584 532 594 2.539 2.263 Operating expenses (255) (269) (260) (246) (230) (228) (223) (219) (1.031) (900) Net operating income 344 387 386 392 322 356 310 375 1.508 1.363 Net loan-loss provisions (102) (105) (106) (130) (163) (183) (154) (94) (443) (594) Other gains (losses) and provisions 37 (1) 15 12 1 (2) 13 4 63 16 Underlying profit before tax 279 281 295 274 160 171 169 285 1.129 785 Underlying consolidated profit 219 237 234 229 138 129 125 236 919 629 Underlying attributable profit 148 163 162 157 97 86 86 163 630 432 Chile (EUR mn)

106 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 333.439 383.545 363.195 386.260 397.015 384.057 383.394 447.669 1.466.440 1.612.135 Net fee income 78.010 74.473 80.052 85.052 81.770 67.170 67.421 85.452 317.587 301.814 Gains (losses) on financial transactions and other 42.713 45.387 63.719 58.999 10.853 76.629 35.003 5.316 210.818 127.801 Total income 454.162 503.405 506.966 530.311 489.638 527.855 485.818 538.437 1.994.844 2.041.749 Operating expenses (193.440) (206.641) (204.239) (205.576) (204.237) (205.998) (203.043) (198.727) (809.897) (812.006) Net operating income 260.722 296.763 302.727 324.735 285.401 321.857 282.775 339.710 1.184.948 1.229.743 Net loan-loss provisions (77.584) (80.828) (83.231) (106.535) (144.587) (165.302) (140.381) (85.889) (348.178) (536.159) Other gains (losses) and provisions 28.393 (417) 11.726 10.140 739 (1.905) 11.526 3.859 49.841 14.219 Underlying profit before tax 211.531 215.518 231.222 228.340 141.553 154.650 153.920 257.680 886.611 707.803 Underlying consolidated profit 165.949 182.169 183.336 190.253 122.619 116.749 114.468 213.738 721.707 567.575 Underlying attributable profit 112.355 125.176 126.756 130.587 86.013 77.918 78.454 147.535 494.874 389.919 Chile (CLP mn)

107 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 213 298 180 250 241 261 218 192 940 912 Net fee income 116 125 88 118 76 56 70 71 446 273 Gains (losses) on financial transactions and other 2 (33) (31) (8) 1 (8) (14) (36) (70) (57) Total income 331 389 237 359 318 310 274 226 1.316 1.128 Operating expenses (202) (229) (122) (209) (186) (153) (152) (141) (762) (632) Net operating income 129 161 115 150 132 157 122 85 554 496 Net loan-loss provisions (73) (70) (39) (53) (75) (57) (46) (48) (235) (226) Other gains (losses) and provisions (22) 3 (28) (54) (14) (18) (17) (22) (101) (70) Underlying profit before tax 34 94 47 43 44 82 59 15 217 200 Underlying consolidated profit 10 63 24 47 34 75 52 18 145 180 Underlying attributable profit 10 63 23 47 34 75 52 18 144 179 Argentina (EUR mn)

108 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 10.117 14.548 18.638 19.924 16.991 22.846 24.646 29.613 63.227 94.096 Net fee income 5.486 6.131 8.976 9.403 5.327 5.132 7.611 10.109 29.996 28.179 Gains (losses) on financial transactions and other 102 (1.596) (2.372) (847) 89 (595) (1.349) (4.047) (4.713) (5.902) Total income 15.704 19.083 25.243 28.480 22.407 27.384 30.908 35.674 88.510 116.373 Operating expenses (9.602) (11.210) (13.861) (16.583) (13.112) (13.756) (17.093) (21.259) (51.256) (65.219) Net operating income 6.102 7.872 11.382 11.897 9.295 13.628 13.815 14.416 37.254 51.154 Net loan-loss provisions (3.441) (3.459) (4.538) (4.391) (5.266) (5.207) (5.417) (7.430) (15.829) (23.321) Other gains (losses) and provisions (1.067) 131 (2.040) (3.831) (953) (1.546) (1.821) (2.933) (6.807) (7.252) Underlying profit before tax 1.594 4.544 4.805 3.674 3.076 6.875 6.578 4.052 14.617 20.581 Underlying consolidated profit 497 3.056 2.574 3.636 2.421 6.276 5.807 4.089 9.762 18.593 Underlying attributable profit 490 3.043 2.519 3.600 2.405 6.234 5.759 4.047 9.653 18.446 Argentina (ARS mn)

109 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 109 108 112 108 106 107 91 94 437 398 Net fee income 29 32 44 34 37 29 33 35 138 134 Gains (losses) on financial transactions and other 8 9 16 10 14 9 13 20 43 56 Total income 146 149 172 153 157 145 137 149 619 588 Operating expenses (63) (64) (67) (64) (66) (59) (57) (57) (257) (238) Net operating income 83 85 105 88 91 86 80 93 362 349 Net loan-loss provisions (18) (20) (18) (20) (21) (27) (19) (19) (75) (85) Other gains (losses) and provisions (2) (1) (2) (2) (2) (1) 1 (0) (7) (2) Underlying profit before tax 63 64 86 66 68 59 62 73 280 262 Underlying consolidated profit 47 48 64 54 51 46 48 59 213 203 Underlying attributable profit 47 47 64 54 51 46 48 59 212 203 Other South America (EUR mn)

110 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 89 91 95 96 97 105 96 100 370 398 Net fee income 23 27 38 30 34 29 34 37 118 134 Gains (losses) on financial transactions and other 7 8 14 9 13 9 13 20 38 56 Total income 119 126 147 135 143 143 143 158 526 588 Operating expenses (51) (54) (57) (57) (61) (58) (60) (60) (218) (238) Net operating income 68 72 90 78 83 85 84 98 308 349 Net loan-loss provisions (15) (17) (15) (17) (19) (26) (20) (21) (63) (85) Other gains (losses) and provisions (1) (1) (1) (2) (2) (1) 1 (0) (6) (2) Underlying profit before tax 52 55 74 59 62 58 65 77 239 262 Underlying consolidated profit 38 40 55 48 46 45 50 62 181 203 Underlying attributable profit 38 40 55 48 46 45 50 62 181 203 Other South America (Constant EUR mn)

111 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 22 23 23 23 31 32 33 33 92 129 Net fee income 2 1 2 2 13 18 24 26 6 81 Gains (losses) on financial transactions and other (5) (4) (1) (7) 1 (6) (9) (4) (17) (18) Total income 19 20 24 18 45 44 48 55 81 192 Operating expenses (41) (67) (60) (72) (71) (77) (114) (119) (240) (381) Net operating income (22) (47) (36) (54) (26) (33) (66) (65) (159) (190) Net loan-loss provisions (0) (0) (0) (0) (0) (1) (1) (1) (1) (3) Other gains (losses) and provisions (1) (0) (1) (4) (1) (6) (1) (3) (6) (11) Underlying profit before tax (23) (47) (37) (58) (27) (40) (68) (68) (166) (204) Underlying consolidated profit (11) (40) (26) (43) (13) (28) (48) (62) (120) (152) Underlying attributable profit (11) (40) (26) (43) (13) (28) (48) (62) (120) (150) SANTANDER GLOBAL PLATFORM primary segment (EUR mn)

112 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income (296) (304) (319) (333) (304) (354) (371) (345) (1.252) (1.374) Net fee income (14) (13) (9) (15) (9) (6) (11) (3) (50) (29) Gains (losses) on financial transactions and other (90) (106) (85) (34) 9 47 110 96 (315) 262 Total income (399) (423) (413) (381) (304) (313) (271) (252) (1.617) (1.141) Operating expenses (97) (96) (90) (89) (85) (82) (82) (80) (373) (329) Net operating income (497) (519) (504) (471) (389) (395) (353) (333) (1.990) (1.470) Net loan-loss provisions (8) (5) (14) (10) (3) (8) (16) (4) (36) (31) Other gains (losses) and provisions (55) (72) (61) (49) (20) (370) (12) (9) (237) (412) Underlying profit before tax (559) (595) (579) (529) (413) (773) (381) (345) (2.262) (1.912) Underlying consolidated profit (526) (592) (529) (458) (937) (188) (330) (389) (2.105) (1.844) Underlying attributable profit (517) (592) (529) (459) (1.031) (94) (330) (389) (2.097) (1.844) CORPORATE CENTRE (EUR mn)

113 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 8.083 8.323 8.227 8.229 7.885 7.141 7.148 7.371 32.862 29.544 Net fee income 2.178 2.134 2.108 2.141 2.024 1.495 1.671 1.661 8.561 6.850 Gains (losses) on financial transactions and other 150 201 485 339 63 224 407 126 1.175 820 Total income 10.412 10.658 10.819 10.710 9.972 8.859 9.226 9.159 42.599 37.215 Operating expenses (4.694) (4.747) (4.658) (4.827) (4.526) (4.084) (4.058) (4.179) (18.926) (16.847) Net operating income 5.718 5.911 6.161 5.882 5.445 4.775 5.168 4.980 23.672 20.368 Net loan-loss provisions (2.143) (2.090) (2.428) (2.439) (3.889) (2.846) (2.463) (2.410) (9.101) (11.608) Other gains (losses) and provisions (391) (397) (377) (454) (338) (218) (267) (407) (1.619) (1.229) Underlying profit before tax 3.184 3.423 3.357 2.989 1.218 1.711 2.438 2.163 12.953 7.531 Underlying consolidated profit 2.119 2.377 2.286 2.122 802 1.175 1.571 1.531 8.905 5.078 Underlying attributable profit 1.763 2.000 1.958 1.858 634 982 1.322 1.258 7.580 4.196 RETAIL BANKING (EUR mn)

114 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 7.200 7.414 7.455 7.453 7.323 7.134 7.391 7.696 29.522 29.544 Net fee income 1.899 1.872 1.896 1.914 1.867 1.511 1.730 1.743 7.582 6.850 Gains (losses) on financial transactions and other 199 248 499 349 91 207 403 119 1.295 820 Total income 9.298 9.534 9.850 9.716 9.281 8.851 9.524 9.559 38.398 37.215 Operating expenses (4.240) (4.298) (4.335) (4.428) (4.245) (4.073) (4.177) (4.353) (17.301) (16.847) Net operating income 5.058 5.236 5.515 5.288 5.036 4.778 5.348 5.206 21.097 20.368 Net loan-loss provisions (1.870) (1.818) (2.178) (2.189) (3.622) (2.839) (2.594) (2.553) (8.054) (11.608) Other gains (losses) and provisions (339) (360) (325) (392) (309) (223) (275) (422) (1.416) (1.229) Underlying profit before tax 2.849 3.059 3.012 2.707 1.105 1.716 2.479 2.231 11.627 7.531 Underlying consolidated profit 1.929 2.147 2.076 1.936 733 1.176 1.597 1.572 8.088 5.078 Underlying attributable profit 1.605 1.804 1.778 1.695 571 983 1.346 1.295 6.883 4.196 RETAIL BANKING (Constant EUR mn)

115 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 654 700 657 716 671 713 788 781 2.728 2.953 Net fee income 352 374 421 373 404 406 361 379 1.520 1.550 Gains (losses) on financial transactions and other 272 217 153 337 225 307 248 114 978 893 Total income 1.278 1.292 1.232 1.426 1.300 1.426 1.397 1.274 5.227 5.397 Operating expenses (561) (560) (552) (608) (536) (507) (496) (530) (2.281) (2.069) Net operating income 717 731 679 818 764 919 901 744 2.945 3.328 Net loan-loss provisions (10) (45) 27 (128) (4) (245) (41) (176) (155) (467) Other gains (losses) and provisions (22) (16) (21) (32) (15) (28) (20) (72) (91) (135) Underlying profit before tax 686 670 685 658 745 646 839 496 2.699 2.726 Underlying consolidated profit 484 466 486 449 527 467 597 353 1.884 1.944 Underlying attributable profit 441 419 443 410 491 437 565 330 1.713 1.823 CORPORATE & INVESTMENT BANKING (EUR mn)

116 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 575 615 611 653 621 705 807 820 2.454 2.953 Net fee income 316 336 382 345 379 407 371 393 1.379 1.550 Gains (losses) on financial transactions and other 223 184 141 308 199 296 264 135 856 893 Total income 1.114 1.135 1.135 1.305 1.198 1.407 1.443 1.348 4.688 5.397 Operating expenses (515) (516) (522) (572) (508) (506) (509) (547) (2.125) (2.069) Net operating income 599 619 612 733 691 902 934 801 2.563 3.328 Net loan-loss provisions (8) (44) 21 (119) (4) (242) (43) (177) (151) (467) Other gains (losses) and provisions (20) (15) (21) (29) (14) (28) (21) (73) (84) (135) Underlying profit before tax 571 560 612 585 673 632 870 551 2.328 2.726 Underlying consolidated profit 404 390 436 399 477 457 618 392 1.629 1.944 Underlying attributable profit 370 351 400 366 445 426 585 366 1.486 1.823 CORPORATE & INVESTMENT BANKING (Constant EUR mn)

117 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 141 143 141 146 132 104 104 113 570 454 Net fee income 273 298 298 330 320 279 290 306 1.199 1.194 Gains (losses) on financial transactions and other 110 121 113 114 134 100 104 149 457 487 Total income 523 562 551 589 586 482 498 568 2.226 2.135 Operating expenses (242) (236) (234) (244) (244) (220) (215) (227) (955) (906) Net operating income 282 327 318 345 342 263 283 341 1.271 1.229 Net loan-loss provisions 7 (1) (4) 21 (7) (5) (10) (6) 23 (28) Other gains (losses) and provisions (3) (1) (3) (5) (1) (3) (4) 7 (12) (1) Underlying profit before tax 285 325 310 361 334 255 269 342 1.281 1.199 Underlying consolidated profit 218 249 240 272 252 195 204 257 979 909 Underlying attributable profit 208 237 227 257 240 186 195 246 929 868 WEALTH MANAGEMENT & INSURANCE (EUR mn)

118 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 130 132 136 137 125 103 108 118 536 454 Net fee income 254 278 281 308 306 278 295 314 1.121 1.194 Gains (losses) on financial transactions and other 99 109 101 101 126 101 107 153 410 487 Total income 484 519 518 547 557 482 510 586 2.067 2.135 Operating expenses (230) (224) (224) (232) (235) (219) (219) (233) (910) (906) Net operating income 253 295 294 314 322 263 291 352 1.157 1.229 Net loan-loss provisions 7 (1) (4) 21 (7) (5) (10) (6) 23 (28) Other gains (losses) and provisions (3) (1) (3) (4) (1) (3) (3) 7 (12) (1) Underlying profit before tax 258 293 287 331 314 255 277 353 1.169 1.199 Underlying consolidated profit 197 225 221 247 236 195 211 266 889 909 Underlying attributable profit 188 215 210 235 226 186 201 254 848 868 WEALTH MANAGEMENT & INSURANCE (Constant EUR mn)

119 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 100 92 100 83 103 112 104 98 375 416 Net fee income 142 139 137 132 115 109 111 114 549 449 Gains (losses) on financial transactions and other 30 32 40 34 43 29 23 35 136 129 Total income 271 263 277 249 260 250 238 247 1.061 994 Operating expenses (165) (191) (188) (202) (186) (183) (222) (225) (745) (816) Net operating income 107 72 89 47 74 67 16 21 315 178 Net loan-loss provisions (18) (0) (16) (17) (5) (14) (5) (15) (52) (39) Other gains (losses) and provisions (1) 0 (2) (2) 2 (6) (2) (4) (5) (9) Underlying profit before tax 88 72 71 28 71 46 10 3 258 130 Underlying consolidated profit 63 41 46 13 52 28 5 (14) 163 71 Underlying attributable profit 52 33 36 6 43 20 (3) (22) 127 39 SANTANDER GLOBAL PLATFORM secondary segment (EUR mn)

120 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 2019 2020 Net interest income 85 81 88 77 96 111 107 102 331 416 Net fee income 113 112 117 114 104 109 116 121 457 449 Gains (losses) on financial transactions and other 27 29 38 32 42 29 23 35 127 129 Total income 225 222 244 223 241 249 246 258 915 994 Operating expenses (145) (172) (173) (188) (177) (182) (226) (231) (677) (816) Net operating income 81 51 71 35 64 66 21 27 238 178 Net loan-loss provisions (16) 0 (16) (16) (5) (14) (5) (15) (47) (39) Other gains (losses) and provisions (1) 0 (2) (3) 2 (6) (1) (4) (5) (9) Underlying profit before tax 64 52 53 17 61 46 14 9 185 130 Underlying consolidated profit 48 29 35 7 45 29 7 (11) 118 71 Underlying attributable profit 39 20 27 0 37 22 (0) (19) 86 39 SANTANDER GLOBAL PLATFORM secondary segment (Constant EUR mn)

121 Appendix Other countries. Detail Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

122  AuM: Assets under Management  BFG: Deposit Guarantee Fund in Poland  bn: Billion  CET1: Common equity tier 1  C&I: Commercial and Industrial  CIB: Corporate & Investment Bank  covid-19: Coronavirus Disease 19  DGF: Deposit guarantee fund  GDP: Gross domestic product  HQLA: High quality liquid asset  HTC&S: Held to collect and sell  FL: Fully-loaded  FX: Foreign exchange  EPS: Earning per share  ESG: Environmental, social and governance  LTV: Loan to Value  LLPs: Loan-loss provisions  M/LT: Medium- and long-term  mn: million  MXN: Mexican Pesos  n.a.: Not available  NII: Net interest income  NIM: Net interest margin  n.m.: Not meaningful  NPL: Non-performing loans  PBT: Profit before tax  P&L: Profit and loss  PPP: Pre-provision profit  QoQ: Quarter-on-Quarter  RE: Real Estate  Repos: Repurchase agreements  ROF: Gains on financial transactions  RoRWA: Return on risk-weighted assets  RoTE: Return on tangible equity  RWA: Risk-weighted assets  SBNA: Santander Bank NA  SCF: Santander Consumer Finance  SC USA: Santander Consumer USA  SME: Small and Medium Enterprises  SRF: Single Resolution Fund  ST: Short term  SVR: Standard variable rate  TDR: Troubled debt restructuring  TLAC: Total loss absorbing capacity  TNAV: Tangible net asset value  UF: Unidad de fomento (Chile)  YoY: Year-on-Year  UX: User experience Glossary - Acronyms

123 Notes: 1) The averages for the RoTE and RoRWA denominators are calculated on the basis of 13 months from December to December. 2) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoTE is the annualised underlying attributable profit (excluding non-recurring results), to which are added non-recurring results without annualising them. 3) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoRWA is the annualised underlying consolidated result (excluding non-recurring results), to which is added non-recurring results without annualising them. 4) The risk-weighted assets included in the RoRWA denominator are calculated in accordance with the criteria defined by the Capital Requirements Regulation (CRR). PROFITABILITY AND EFFICIENCY  RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill)  RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets  Efficiency: Operating expenses / gross income. Operating expenses defined as general administrative expenses + amortisations CREDIT RISK  NPL ratio: Non-performing loans and customer advances, customer guarantees and contingent liabilities / total risk. Total risk is defined as: normal and non- performing balances of customer loans and advances, customer guarantees and contingent liabilities  NPL coverage ratio: Provisions to cover losses due to impairment of customer loans and advances, customer guarantees and contingent liabilities / non- performing balances of customer loans and advances, customer guarantees and contingent liabilities  Cost of credit: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALISATION  Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets Glossary - Definitions

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    3 February 2021 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer